omi LIMITED

Occupational and Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3451 7000 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

10 October, 2007

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1.	30.05.07	Market Update –Litigation Report
2.	01.06.07	Appendix 3B
3.	29.06.07	Appendix 3B
4.	04.07.07	Litigation Update
5.	24.07.07	Change of Director's Interest
6.	24.07.07	Appendix 3B
7.	31.07.07	Appendix 4C – Quarterly
8.	09.08.07	Appendix 3B
9.	09.08.07	Response to ASZ query re Appendix 4C
10.	13.08.07	Market Update
11.	31.08.07	Preliminary Final Report
12.	31.08.07	Market Update
13.	21.09.07	Trading Halt
14.	24.09.07	Response to ASX Price Query
15.	24.09.07	Selects Distribution Partner for North America
16.	27.09.07	Annual Report to Shareholders
17.	28.09.07	Appendix 3B
18.	08.10.07	Market Update

Should you require any further information, please do not hesitate to contact me.

Yours faithfully,

Tina Shey
Administration

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
OCT 15 2007
160

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/05/2007

TIME: 10:19:51

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market Update - Litigation Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

30 May 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

LITIGATION UPDATE

This announcement is an update to the announcement made 27 April 2007 where it was advised that OMI has been involved in two litigation matters. The Company now confirms:

- Dispute with former CEO – K. Taske: On 29 May His Honour, Mr Justice Moynihan of the Supreme Court, handed down his decision in this matter. His Honour found that the matters relied upon by OMI as justifying summary dismissal of Mr Taske, either separately or in combination, were not sufficient to justify that dismissal. Accordingly, His Honour awarded Mr Taske damages in lieu of a period of reasonable notice, which His Honour found to be 9 months in the circumstances of the case. OMI is taking advice about the merits (or otherwise) of lodging an appeal against the decision. OMI also notes that at trial, Mr Taske sought damages including an amount equivalent to two years notice and OMI defended on the basis that it had properly dismissed Mr Taske or alternatively that the two year period claimed was excessive. The question of costs is yet to be determined and therefore it is not possible at this time to establish whether there will be any financial impact on OMI from this decision.

- Dispute with RTI: The Company's action against RTI is continuing and the matter has now been set down for a one day trial before His Honour Mr Justice Dowsett of the Federal Court on 26 June 2007.

The Company will keep the market informed of material developments in these matters.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

David Shirley
Chairman

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/06/2007

TIME: 10:19:44

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	398,571 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued on exercise of options on basis of one (1) option to acquire one (1) ordinary share by payment of 35 cents per share. New shares to rank pari passu with all other issued ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	$0.35 per share on conversion of option
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To supplement working capital requirements
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 May 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
32,820,054	Ordinary
Nil	Notes
Nil	Options

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,285,714 3,644,286	Convertible notes Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Nil

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 10 of 188 pages.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 May 2007

Print name: D C Mackenzie
(Director)

== == == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2007

TIME: 08:28:04

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	714,286 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued on conversion of notes on basis of one (1) note to acquire one (1) ordinary share. New shares to rank pari passu with all other issued ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To comply with notice of election to convert notes received
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
33,617,673	Ordinary
Nil	Notes
Nil	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	3,571,428 3,644,286	Convertible notes Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Nil

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 16 of 188 pages.

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 17 of 188 pages.

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 18 of 188 pages.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 June 2007

Print name: D C Mackenzie
(Director)

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 19 of 188 pages.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/07/2007

TIME: 13:03:35

TO: OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

FAX NO: 07-3209-4765

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Litigation Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 20 of 188 pages.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

4 July 2007

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

LITIGATION UPDATE

This announcement is an update to the announcement made 30 May 2007.

As previously advised, OMI has been involved in two litigation matters.

By way of update to shareholders and the market in relation to these disputes, the Company confirms as follows:

- Dispute with former CEO – K. Taske: On 3 July 2007 His Honour, Mr Justice Moynihan of the Supreme Court, finalised his decision in this matter. His Honour awarded damages to Mr Taske in the sum of $153,583.30 plus interest and costs. OMI is considering its position in the matter and taking advice. It is not possible at this time to quantify any financial impact on OMI from this decision;

- Dispute with RTI: OMI's action against RTI came on for trial on 26 June 2007. The hearing was not completed that day. OMI anticipates the balance of the trial will proceed shortly.

The Company will keep the market informed of material developments in these matters.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

David Shirley
Chairman

ASX
AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	24-Jul-2007
Time	19:20:49
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
ABN	11 091 192 871

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terence James SKENE
Date of last notice	27 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in the name of Fellcroft Pty Ltd (as Trustee for the Skene Family Trust) in which the Director has a beneficial interest.
Date of change	25 June 2007
No. of securities held prior to change	Refer attached
Class	Refer attached
Number acquired	Refer attached
Number disposed	Refer attached
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Refer attached
No. of securities held after change	Refer attached

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of convertible notes in accordance with terms and conditions of convertible note issue approved at annual general meeting on 23 November 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
Date of change	Nil
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

Lodged by:
DC Mackenzie
Director and Company Secretary
24 July 2007

+ See chapter 19 for defined terms.

ATTACHMENT TO APPENDIX 3Y
CHANGE OF DIRECTORS INTERESTS

TERENCE JAMES SKENE

	Ordinary Shares	Convertible Notes	Options
	(a)	(b)	(c)
Number of securities held prior to change	47,700	714,286	714,286
Number acquired	-	-	-
Number converted	714,286	(714,286)	-
Number disposed	-	-	-
Value/consideration	$250,000	-	-

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited - Company Announcements Office
Date	24-Jul-2007
Time	19:18:05
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 26 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	861,428 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued on conversion of notes on basis of one (1) note to acquire one (1) ordinary share at a conversion price of $0.35. New shares to rank pari passu with all other issued ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To comply with notice of election to convert notes received
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	34,479,101 Nil Nil	Ordinary Notes Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,710,000 3,644,286	Convertible notes Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Nil

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 July 2007

Print name: D C Mackenzie
(Director)

== == == == ==

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	31-Jul-2007
Time	17:42:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 4C - quarterly

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 34 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	277	821
1.2	Payments for (a) staff costs	(335)	(1111)
	(b) advertising and marketing	(25)	(31)
	(c) research and development	(41)	(266)
	(d) leased assets	(23)	(31)
	(e) other working capital	-	-
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	23	100
1.5	Interest and other costs of finance paid	(36)	(75)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	(a) legal costs	(433)	(907)
	(b) travel expenses	(63)	(173)
	(c) listing and share registry	(9)	(36)
	(d) manufacturing expenses	(77)	(312)
	(e) insurance	(20)	(117)
	(f) property costs including rent	(16)	(72)
	(g) other	(186)	(20)
	Net operating cash flows	(964)	(2230)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(964)**	**(2230)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	11	35
	(e) other non-current assets	1	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other	-	-
	Net investing cash flows	12	35
1.14	**Total operating and investing cash flows**	(952)	(2195)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	184	655
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	300
1.18	Repayment of borrowings	123	(42)
1.19	Dividends paid		-
1.20	Other (proceeds from convertible note issue)	-	1500
	Net financing cash flows	307	2413
	Net increase (decrease) in cash held	(645)	218
1.21	Cash at beginning of quarter/year to date	2090	1227
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1445	1445

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 36 of 188 pages.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	134
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Comprises directors fees, salaries to executive directors, superannuation and consulting fees paid to a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Not Applicable

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Not Applicable

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	4	4
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	544	647
4.2	Deposits at call	901	1589
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1445	2236

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	Not Applicable	Not Applicable
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

[signature]

Print name: DONALD CHARLES MACKENZIE

Company Secretary

Date: 31 July 2007

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 38 of 188 pages.

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	09-Aug-2007
Time	11:45:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 40 of/88 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	142,857 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued on conversion of notes on basis of one (1) note to acquire one (1) ordinary share. New shares to rank pari passu with all other issued ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To comply with notice of election to convert notes received
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 July 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
34,621,958	Ordinary
Nil	Notes
Nil	Options

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,567,143	Convertible notes
3,644,286	Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Nil

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9August 2007

Print name: D C Mackenzie
(Director)

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 47 of 188 pages.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	09-Aug-2007
Time	15:21:57
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX query re Appendix 4C

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 48 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

9 August 2007

FOR PUBLIC RELEASE

Mr Rohan Abeyewardene
Advisor, Issuers (Brisbane)
ASX Limited
Level 5
Riverside Centre
123 Eagle Street
Brisbane Qld 4001

Dear Mr Abeyewardene

Response to ASX Query

We refer to your letter dated 8 August 2007, in relation to the Company's Appendix 4C for the Quarter ended 30 June 2007 and respond as follows in line with the numbering in your letter:

1. The Company is confident it will have sufficient cash to fund its activities for another Quarter. There are a number of factors that should be taken into account in assessing the Company's financial position.

During the Quarter ended 30 June 2007, the Company experienced several extraordinary items which exacerbated its cash flow position. In particular, the Company was engaged in two significant litigation matters, a dispute with Mr K Taske and a dispute with RTI, resulting in substantial legal expenses being incurred. (See Announcements 27 April 2007, 30 May 2007 and 4 July 2007). The legal expenses of $433,000 accounted for nearly half of the Company's negative net operating cash flow.

The Company has generated $277,000 in receipts, however the Company anticipates and is focused upon the potential for significant revenue from its lead product, the OMI Retractable Syringe. The Company is actively progressing distribution opportunities for the key North American market.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

The Company believes it will have access to approximately $1.2 million in cash funding, from the convertible notes facility currently in place through the excising of the options.

The Company is working with its professional advisers to assess alternative capital raising mechanisms. The Company has a history of being supported by its founders and other strategic investors. The Company has also received expressions of support and interest from a number of parties wishing to participate in further capital raisings.

2. The Company does not anticipate in the future that it will have negative operating cash flows similar to that reported in the Appendix 4C for the quarter ended 30 June 2007. There are a number of contributing factors and the Company has taken steps to ensure it has sufficient funds in order to continue its operations.

The Taske matter was decided on 3 July 2007 and damages were awarded to Mr Taske in the sum of $153,583.30 plus interests and costs. Including interest, the Company anticipates recording a cash outflow of $197,000 for the current Quarter as a result of the damages payment to Mr Taske.

The RTI matter continues. Significant expenses were incurred in preparation for the trial, which was originally set down for 26 June 2007. It is not possible at this time to quantify the financial impact, if any. The Board is, however, firmly of the opinion that taking this action and protecting the Company's IP position in the courts of Australia is in the best interests of the Company

Please refer to item 1 in relation to the Company's anticipated ability to generate operating revenue and ability to raise further cash if required.

3. Please note the Company does not issue profit or financial forecasts.

Litigation expenses for the Quarter were incurred earlier resulting from the Taske matter being heard and determined sooner than anticipated. The market was kept continually informed of material developments. Please refer to item 1.

The Company's sales receipts have been consistent, however the Company anticipates generating significant additional revenue upon securing a distribution pathway for the OMI Safety Syringe.

4. We reiterate the Company does not issue profit or financial forecasts.

Please refer to items 1-3 for details of the circumstances that have had an effect on the Company's revenues and expenses.

5. The Half Yearly report stated as follows:

'...the Directors advise the primary focus remains bringing the company to a position where it is operating cash flow positive by the earliest date reasonably possible.
To that end, while the company still plans to introduce the OMI valve to the Australian market in 2007, current investment in commercialisation activity around the valve has been temporarily scaled back to ensure maximum company resources are focused on commercialisation of the OMI retractable syringe, primarily via entry into the USA market.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Work with potential distribution partners for the USA continues and the Board is satisfied that this strategy remains on track, albeit subject to the observation made on 23 November 2006, namely that the pace of developments on this front is not within OMI's control.

In relation to the OMI scalpel, although sales volumes have increased, OMI is in discussions with its primary manufacturer and distributors aimed at achieving a more significant and predictable increase in profitable sales volumes.' [Page 5 Half Yearly Report – 31 December 2006]

The Company confirms these objectives and its strategies have not changed. The Company is actively progressing commercialization of its OMI Safety Syringe with a focus on the North American market.

6. We confirm that the Company is in compliance with the ASX Listing Rules and, in particular, Listing Rule 3.1.

7. Having regard to Listing Rule 12.2, the Company respectfully submits to ASX that its financial condition is adequate to warrant the continued quotation of its securities and its continued listing.

In particular, the Company notes the impact of extraordinary items in relation to its current position, its strong ability to access funds in excess of current and anticipated liabilities and the potential to significantly increase its revenue receipts via distribution and sales of its lead product, the OMI Safety Syringe.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 07 3835 4017
Facsimile 61 07 3832 4114
Internet http://www.asx.com.au

8 August 2007

Mr Donald Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
1/12 Booran Drive
SLACKS CREEK QLD 4127

By email: don_mackenzie@bigpond.com

Dear Mr Mackenzie

Occupational & Medical Innovations Limited (the "Company")

I refer to the Company's Appendix 4C for the quarter ended 30 June 2007 ("Appendix 4C") released to ASX Limited ("ASX") on Tuesday, 31 July 2007.

ASX notes that the Company has reported the following.

1. Receipts from customers of $277,000.
2. Net negative operating cash flows for the quarter of $964,000.
3. Cash at end of quarter of $1,445,000.
4. No financing facilities available to be drawn upon.

In light of the information contained in the Appendix 4C please respond to each of the following questions.

1. It is possible to conclude on the basis of the information provided that if the Company were to continue to expend cash at the rate for the quarter ended 30 June 2007, as indicated by the Appendix 4C, the Company may not have sufficient cash to fund its activities for another quarter. Is this the case, or are there other factors that should be taken into account in assessing the Company's position?

2. Does the Company expect that in the future it will have negative operating cash flows similar to that reported in the Appendix 4C and if so, what steps has it taken to ensure that it has sufficient funds in order to continue its operations at that rate?

3. To what extent have the Company's actual revenues and expenses in the quarter, as reported in the Appendix 4C, matched the Company's anticipated revenues and expenses for that reporting period?

4. If the Company's actual revenues and expenses are not substantially in accordance with the Company's anticipated revenues and expenses, when did the Company become aware that its revenues and expenses would not substantially match the anticipated revenues and expenses? You may wish to outline any circumstances that may have had an effect on the Company's revenues and expenses.

5. What steps has the Company taken, or what steps does it propose to take, to enable it to continue to meet its business objectives as set out in its half yearly report for the period ending 31 December 2006 (the "Half Yearly Report")? The Company's business objectives and strategies may have changed since the date of the Half Yearly Report. If so, this should be taken into account in your response.

6. Can the Company confirm that it is in compliance with the listing rules, and in particular, listing rule 3.1?

7. Please comment on the Company's compliance with listing rule 12.2, with reference to the matters discussed in the note to the rule.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

This letter and your response will be released to the market. If you have any concerns about your response being released, please contact me immediately. Your response should be sent to me via **email at** <u>rohan.abeyewardene@asx.com.au</u> or by **facsimile number (07) 3832 4114**. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **2.00 pm. (E.S.T) on Friday, 10 August 2007.**

If you are unable to respond by the time requested you should consider a request for a trading halt in the Company's securities.

If you have any queries in relation to the above, please let me know.

Yours sincerely,

Rohan Abeyewardene
<u>Adviser, Issuers (Brisbane)</u>

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	13-Aug-2007
Time	14:34:17
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

FOR PUBLIC RELEASE

Announcements Officer
ASX Limited
Sydney

US Product Demonstration

Brisbane, Australia 13 August 2007: Occupational & Medical Innovations Limited (ASX:OMI) today announced it has demonstrated its Retractable Safety Syringe to a major potential distributor in the United States.

Further to the company's Half Yearly Report and its announcement on 9 August, the company continues to actively pursue its focus upon commercialisation of the OMI Retractable Safety Syringe, primarily via entry into the North American market.

OMI will continue to keep the market informed of developments.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

For any queries on this announcement please call David Shirley 0438 852 850

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	31-Aug-2007
Time	18:45:51
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 56 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Appendix 4E

Preliminary Final Report to the Australian Stock Exchange

Name of Entity	Occupational & Medical Innovations Limited
ABN	11 091 192 871
Financial Year Ended	30 June 2007
Previous Corresponding Reporting Period	30 June 2006

Results for Announcement to the Market

	$'000	**Percentage increase /(decrease) over previous corresponding period**
Revenue from ordinary activities	515	(20.5%)
Profit / (loss) from ordinary activities after tax attributable to members	(2 828)	80.2%
Net profit / (loss) for the period attributable to members	(2 828)	80.2%

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil

Record date for determining entitlements to the dividends (if any)	Not applicable

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer to commentary provided by Chairman in attached preliminary financial report (unaudited)

Dividends

Date the dividend is payable	Not applicable
Record date to determine entitlement to the dividend	Not applicable
Amount per security	Not applicable
Total dividend	Not applicable
Amount per security of foreign sourced dividend or distribution	Not applicable
Details of any dividend reinvestment plans in operation	Not applicable
The last date for receipt of an election notice for participation in any dividend reinvestment plans	Not applicable

NTA Backing

	Current Period	Previous corresponding period
Net tangible asset backing per ordinary security	(0.31 cents)	5.82 cents

Other Significant Information Needed by an Investor to Make an Informed Assessment of the Entity's Financial Performance and Financial Position

Refer to commentary provided by Chairman in attached preliminary financial report (unaudited)

Commentary on the Results for the Period

The earnings per security and the nature of any dilution aspects :

Refer to commentary provided by Chairman in attached preliminary financial report (unaudited)

Returns to shareholders including distributions and buy backs :

There have been no distributions to shareholders or share buy backs for the current or previous financial year.

Significant features of operating performance :

Refer to commentary provided by Chairman in attached preliminary financial report (unaudited)

The results of segments that are significant to an understanding of the business as a whole: The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.
Discussion of trends in performance : Refer to commentary provided by Chairman in attached preliminary financial report (unaudited)
Any other factor which has affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified: Refer to commentary provided by Chairman in attached preliminary financial report (unaudited)

Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed	
If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification: Not applicable.			
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification: Not applicable.			

Attachments Forming Part of Appendix 4E

Attachment #	Details
1	Preliminary Financial Report – Unaudited

Signed By Director	[signature]
Print Name	DC Mackenzie
Date	31 August 2007

Review of operations

For the 12 months under review, the consolidated entity recorded a loss of $2,827,749. Revenue of $515,094 was received during the period. Included in the loss for the 12 months was amortisation and depreciation, a non-cash item, totalling $129,607 (2006: $1,116,890). This significant decrease results from the impairment of intangible assets (patents) at 30 June 2006.

Commercialisation of product

By way of update to the Chairman's address to Shareholders at the Annual General Meeting on 23 November 2006, the Directors advise the primary focus remains bringing the company to a position where it is operating cash flow positive by the earliest date reasonably possible.

To that end, while the company still plans to introduce the OMI valve to the Australian market in the near term, current investment in commercialisation activity around the valve has been temporarily scaled back to ensure maximum company resources are focused on commercialisation of the OMI retractable syringe, primarily via entry into the USA market.

Work with potential distribution partners for the USA continues and the Board is satisfied that this strategy remains on track, albeit subject to the observation made on 23 November 2006, namely that the pace of developments on this front is not within OMI's control.

In relation to the OMI scalpel, OMI is in discussions with its primary manufacturer and distributors aimed at achieving a more significant and predictable increase in profitable sales volumes.

David Shirley
Chairman

31 August 2007

The Product Range

- **Retractable syringe**

The OMI retractable syringe offers simple, one-handed activation that is part of the natural action of using a standard syringe. The moment all fluid is expelled, the needle automatically retracts into the syringe plunger, in the process destroying itself by breaking the needle hub and plunger seal. This guarantees single use of the syringe. Further, the needle is locked inside the plunger rod once activated, providing a second level of safety for users. The result is a safe, non-reusable syringe designed to reduce potential needlestick injuries.

The OMI retractable syringe will be available in all of the most widely used syringe sizes, including 1ml, 3ml, 5ml and 10ml. The retractable syringe was honoured with a 2005 Australian Design Award.

- **Safety scalpel**

OMI's safety scalpel minimises the high incidence of blade cut injuries suffered by operating theatre staff.

The single, one-handed movement provides proven safety advantages. The safety scalpel features a protective guard that covers the blade ensuring safe loading, passing, changing and disposing of the scalpel. A unique feature of the guard is the safety tab, which must be removed by the user before the blade can be exposed.

The safety scalpel is available with either a disposable plastic or reusable stainless steel handle.

The safety scalpel was honoured with a 2003 Australian Design Award.

- **Safe IV access valve**

The safe IV access valve is innovative and simple to use, allowing attachment and changes of intravenous tubes safely for the patient and staff.

The safe IV access valve offers positive fluid displacement, ensuring no residual fluid is left in the valve, and a flat surface that is easy to swab. The valve features high flow rates and minimal dead space. Importantly, the valve is compatible with both the luer slip and luer lok™ syringes.

The safe IV access valve was short listed for a 2005 Australian Design Award.

Research and development

Research and development activities were marginally scaled back during the period under review. A major focus was the continued development of the OMI retractable safety syringe for commercial manufacture. Manufacturing trials, and feedback from potential distributors, led to several minor design changes and a significant amount of time was spent in China with our manufacturer. New product development was limited to the retractable catheter and the redevelopment of the OMI safety sheath.

In the period under review the following patent applications were filed:

- Safety Syringe with Interchangeable Needle.

  This product is the next generation of the OMI Safety Syringe. It incorporates a changeable needle system which allows the medical professional to use a larger gauge needle to easily and quickly draw up fluids and then change to a smaller gauge needle for greater comfort to the patient when injecting.

- Retractable Catheter:

  Incorporating OMI's patented Safety Syringe technology, the Retractable Catheter provides health care workers with additional safety when introducing intravenous catheters into patients. By retracting the cannula safely into a chamber, the incidence of contracting blood borne diseases through contaminated sharps injuries is reduced significantly.

- Anti-reflux device for Valve:

  An additional feature added to the OMI Positive Flow Valve to restrict backward flow through the valve thereby reducing the chance of blood clots forming inside the valve.

Occupational & Medical Innovations Limited

Directors' Report

The directors present their report together with the financial report of Occupational & Medical Innovations Limited ("the Company" or the "Parent Entity") and of its consolidated entities ("Consolidated Entity"), for the year ended 30 June 2007. As at the date of this report the financial statements are in the process of being audited.

Directors

The directors of the Consolidated Entity at any time during or since the end of the financial year are:

Name, qualifications and Independence status	Age	Experience and special responsibilities
David Shirley, Chairperson Independent Non-Executive Director	44	Mr David Shirley, who was appointed a Director on 23 November 2006, assumed the role of Non-Executive Chairman on 22 January 2007. David had a successful career providing strategic, business planning and governance advice in executive management positions with Microsoft Business Solutions and Navision. He is also a non-executive board and audit committee member with GBST Holdings Limited and Steel Foundations Limited, and was a non-executive board and audit committee member with Queensland Capital Corporation Limited. David also serves as an advisory board member for a number of privately owned companies and was a partner with Gadens Lawyers. David is a member of OMI's Audit and Risk Management Committee.
Bruce Kiehne, Executive Director – Research & Development	47	He has a business background in the heavy machinery and vehicle maintenance industry. He became involved in motor racing at the age of 14 and went on to design and construct his first racing car. He went on to hold a number of championships in various classes. In 1989, Mr Kiehne was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture. For the past 7 years Mr Kiehne has been involved in the design and development of products for the medical and workplace industries with the company.
Terry Skene Independent Non-Executive Director	50	Mr Skene, who was appointed a Director 17 October 2006, has had a successful business career over the last 25 years and is currently Managing Director of Kingston Park Raceway. His service to the community in and around Logan has included terms as President of Logan Chamber of Commerce and other community organizations.
Don Mackenzie, Independent Non-Executive Director	62	Mr Mackenzie was appointed a Director in November 2004. He commenced his professional career with Price Waterhouse & Co in Melbourne in 1964 and in 1976, after leaving that firm, held senior positions with public companies involved in rural and manufacturing industries. In 1993 he commenced practice providing corporate services predominantly to public companies involved in manufacturing, rural, mining and information technology. He is currently a director of Forest Place Group Limited (appointed March 2004), appointed an alternate Director of Occupational & Medical Innovations Limited in March 2005 and was a director of Australian Food & Fibre Limited (July 2004 to June 2005). Mr Mackenzie is a Fellow of the Institute of Chartered Accountants in Australia and is the Chairman of the Audit and Risk Management Committee and also the Company Secretary.

Ian Fraser, Former Chairperson and Independent Non-Executive Director	62	Mr Fraser was appointed a Director in November 2004 and resigned on 31 January 2007. His business experience spans some 37 years during which he held a number of senior corporate positions including Managing Director of Pioneer Sugar Mills Limited, Managing Director of Clyde Industries Limited, Managing Director of Australian Chemical Holding Limited and Managing Director of TNT Australia Pty Limited. He also has substantial international experience having lived and worked in South East Asia and the United States. Mr Fraser is currently the Non-Executive Chairman of Forest Place Group Limited (director since November 2001). He is also a Non-Executive Director of PMP Limited (since April 2003), Promentum Limited (since January 2005), Structural Systems Limited (since May 2004), B Digital Limited (since May 2006) and Lighting Corporation Limited (since June 2006). Previous directorships held during the last three years as non-executive director of Hudson Timber Products Limited (July 2003 to May 2005) and Environmental Recovery Services Limited (April 2000 to November 2003).

Mark Rogers, Independent Non-Executive Director	56	Mr Rogers was appointed in November 2004 and resigned on 9 November 2006. Mr Rogers has a strong background in manufacturing and vast experience in bringing new products to market. In the past three years he was a director with Home Leisure Limited, resigning in May 2005. Mr Rogers has had a pivotal role in establishing production protocols with the company's manufacturer.
Alistair Cray, Independent Non-Executive Director	40	Mr Cray was appointed a Director on 19 May 2005 and resigned on 17 October 2006. Mr Cray is an experienced financial executive with extensive knowledge of stock broking and capital raising which ensures the Board has internal expertise to plan and manage the capital resources of the company. His current business operations include securities trading and commercial property management.

Company Secretary

Mr Don Mackenzie is Company Secretary. For background information, refer to his details in the section above.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the company during the financial year are:

Director	Board Meetings		Audit and Risk Management Meetings	
	A	B	A	B
David Shirley	7	7	2	2
Ian Fraser	7	7	2	2
Bruce Kiehne	12	13	-	-
Terry Skene	9	9		
Don Mackenzie	13	13	4	4
Mark Rogers	5	5	-	-
Alistair Cray	3	3	-	-

A – Number of meetings attended
B – Number of meetings held during the time the director held office during the year

Directors' Report

The Remuneration and Nominations Committees were in existence prior to 23 November 2004 but since that date, other than for the Audit and Risk Management Committee, the Board as a whole has considered all matters relating to remuneration and Board nomination.

Directors' and executives' shareholdings

Movements during the reporting period in the number of shares of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2006	Received on the exercising of options/conversion of notes	Net purchased/ (sold) (note 2)	Held at 30 June 2007
B Kiehne (note 1)	4,245,073	-		4,245,073
I Fraser	27,500	142,857	(70,357)	100,000
D Shirley	-	-	-	-
T Skene (note 3)	-	714,286	47,700	761,986
D Mackenzie	-	-	-	-
M Rogers	20,000	-	(20,000)	-
A Cray	486,399	-	(476,399)	10,000
M Austin	-	-	-	-
P Rea	-	-	-	-

Notes

1. Mrs V Kiehne (Mr Kiehne's spouse) holds 2,672,162 shares (30 June 2006: 3,017,681).
2. The 47,700 shares shown against Mr Terry Skene's name were those that were held on his appointment as a Director.
3. The shares held by Mr Terry Skene include 47,700 shares which are held in the name of Fellcroft Pty Ltd (as trustee for the Skene Family Trust) in which he has a beneficial interest. Ms Sonya Burton, the domestic partner of Mr Terry Skene holds 369,700 shares at 30 June 2007 and during the year purchased 101,700 shares.

Directors' and executives' convertible notes holdings

Movements during the reporting period in the number of convertible notes of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2006	Net purchased	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	-	142,857
D Shirley	-	-	-	-
T Skene	-	714,286	(714,286)	-
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-
M Austin	-	-	-	-
P Rea	-	-	-	-

Directors' and executives' options holdings

Movements during the reporting period in the number of options of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2006	Issued with convertible notes	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	142,857	-
D Shirley	-	-	-	-
T Skene	-	714,286	-	714,286
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-
M Austin (see Note 29)	-	-	-	-
P Rea	-	-	-	-

Dividends

There has been no dividend paid or recommended during or since the financial year.

Principal activities

The principal activities of the Consolidated Entity during the year were the development and marketing of safety equipment used in the medical industry.

Employees

The Consolidated Entity employed 9 employees as at 30 June 2007 (2006:10).

Review of operations

The consolidated Income Statement shows a consolidated net loss of $2,827,749 compared with a loss of $14,266,518 in 2006, the latter amount due largely to a decision of the directors to write down the value of the intangible assets by $10.956 million.

The review of operations is contained in the Chairman's Review which forms part of the Annual Report.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Consolidated Entity during the financial year.

Future developments, business strategies and prospects

Disclosure of information relating to likely developments in the operations, the expected results of the those operations, the business strategies and prospects for future financial years which would not, in the opinion of the directors, be prejudicial to the interests of the Consolidated Entity is contained in the Chairman's Review on pages 2 and 3.

Environmental regulations and performance

The Consolidated Entity's operations are not subject to significant Governmental environmental regulations.

Events subsequent to reporting date

Other than as advised in this report, no matters or circumstances have arisen since the end of the financial year which have significantly affected, or may significantly affect:

- the Consolidated Entity's operations in future financial years; or
- results of those operations in future financial years; or
- the Consolidated Entity's state of affairs in future financial years.

Auditor independence

There is no former partner of PKF Chartered Accountants, the Consolidated Entity's auditors, who is or was at any time during the period ended 30 June 2007, an officer of the Consolidated Entity.

Non-audit services

Details of the amounts paid or payable to the Consolidated Entity's auditor for non-audit services provided by that firm during the year are shown in note 17 to the financial statements.

In accordance with advice provided by the Audit Committee, the Board has formed the view that the provision of those services by the auditor is compatible with, and did not compromise, the general standards of independence for auditors imposed by the Corporations Act. The Board's reasons for concluding that the non-audit services provided did not compromise the auditor's independence are:

- all non-audit services were subject to the corporate governance procedures that had been adopted by the Consolidated Entity and were below the pre-approved limits imposed by the Audit Committee;
- all non-audit services provided did not undermine the general principles relating to auditor independence as they did not involve in reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Consolidated Entity, acting as advocate for the Consolidated Entity or jointly sharing risks and rewards.

Directors' Report

Share options

Options granted to officers of the Consolidated Entity:

The following options were granted to the CEO of the Consolidated Entity:

	Number of options granted	Exercise price	Expiry date
Officers			
Mr M Austin	1,000,000	$0.51	10 April 2010

The options were issued on 10 April 2007.

Tranche 1 - 333,333 Options – shall vest on 10 April 2008 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2008 is at least 2 times the Exercise Price.

Tranche 2 - 333,333 Options – shall vest on 10 April 2009 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2009 is at least 3 times the Exercise Price.

Tranche 3 - 333,333 Options – shall vest on 10 April 2010 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2010 is at least 4 times the Exercise Price.

Options granted with issue of convertible notes:

The Consolidated Entity issued convertible notes during the period. For each note issued, the subscriber received one option over ordinary OMI shares. The details of the options on issue at the date of this report are:

Number of options granted	Number of options exercised	Number of options at period end	Exercise price	Expiry date
4,285,713	641,428	3,664,285	$0.35	30 September 2009

The options have no voting or dividend rights.

Indemnification and Insurance of Officers and Auditors

The Consolidated Entity has not, during the financial year, in respect of any person who is or has been an officer or auditor of the Consolidated Entity or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the financial year, the Consolidated Entity paid insurance premiums of $49,500 (exclusive of statutory charges) to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Legal proceedings

In May 2006, in an ASX announcement, the company reported that a USA based syringe company, Retractable Technologies Inc (RTI) had claimed (among other things) that OMI has "constantly and intentionally interfered with the contractual relationship between RTI and Double Dove" (Double Dove is RTI's Chinese manufacturer). RTI have further claimed that OMI's USA patent for its retractable safety syringe "is .... likely invalid" due to an omission of RTI prior art in the OMI USA patent application. OMI strongly disputes these claims and advises that RTI (via its lawyers) has not produced any evidence in support of its claims despite a request from OMI's lawyers for such information. OMI commenced legal proceedings in the Australia Federal Court seeking declaratory relief and injunctions restraining RTI from making further unjustified threats.

On 26 June 2007, the Federal Court of Australia part heard OMI's application. The matters dealt with related to the declarations sought by OMI that the 2004 and 2006 letters from RTI's lawyers contained unjustified threats. On 30 August 2007 the Court decided that RTI's threats were unjustified and awarded costs in favour of OMI. OMI's application for a declaration of non-infringement of RTI's Australian patent was adjourned on 26 June 2007 due to a late amendment to RTI's defence raising technical matters regarding OMI's relevant patent. RTI sought to have OMI's claims dismissed on this technicality. That application failed. A new hearing date is yet to be set for the trial of OMI's claim for a declaration of non-infringement of RTI's Australian patent.

Occupational & Medical Innovations Limited

Directors' Report

Remuneration

The Remuneration Report is set out on pages 12 to 13 and forms part of this report.

This report is made with a resolution of the directors.

David Shirley
Director
31 August 2007

Occupational & Medical Innovations Limited

Remuneration report

Directors' and executive officers' emoluments

Remuneration levels for directors and executives are determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. Remuneration packages comprise only a fixed salary component. The remuneration structures in place are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account the following:

- The capability and experience of the directors and executives; and
- The directors and executives ability to control the financial performance of its operations.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits, if applicable), as well as employer contributions to superannuation funds. Remuneration levels are reviewed annually by the Board through a process that considers the overall performance of the consolidated entity. In addition, external consultants provide analysis, and when requested, advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Service agreements

Executives have service agreements that are capable of termination within three months. In the event of termination or resignation, employees are entitled to their statutory entitlements to annual leave and long service leave, if applicable. There are no service agreements with any of the directors.

Non-executive directors

Total aggregate remuneration for all non-executive directors approved by shareholders at an annual general meeting totalled $500,000 (plus statutory superannuation). Director fees to non-executive directors currently total $194,375 which is inclusive of superannuation at the current rate of 9%.

Directors' fees cover all main Board activities. Details of the nature and amount of each major element of each director and each of the most highly remunerated officers are as follows:

Details of remuneration

Total remuneration of directors for the year ended 30 June 2007 is set out below:

Director	*Short-term benefits* Director's Fee $	Salary $	Non-cash benefits $	*Post employment benefits* Superannuation $	*Share based payments* Options $	Total $
Non Executives						
D Shirley	44,508	-	-	-	-	44,508
I Fraser	5,417	-	-	33,914	-	39,331
T Skene	33,137	-	-	-	-	33,137
D Mackenzie	43,000	-	-	3,870	-	46,870
M Rogers	16,670	-	-	-	-	16,670
A Cray	12,715	-	-	1,144	-	13,859
Sub Total	155,447	-	-	38,928	-	194,375
Executives						
B Kiehne	24,000	151,397	3,707	13,626	-	192,730
Total	179,447	151,397	3,707	53,554	-	387,105

Total remuneration of directors for the year ended 30 June 2006 is set out below.

Director	*Short-term benefits* Director's Fee $	Salary $	Non-cash Benefits $	*Post employment benefits* Superannuation $	*Share based payments* Options $	Total $
Non Executives						
I Fraser	97,500	-	-	8,775	-	106,275
D Mackenzie	43,000	-	-	3,870	-	46,870
M Rogers	46,548	-	-	-	-	46,548
A Cray	43,000	-	-	3,870	-	46,548
Sub Total	230,048	-	-	16,515	-	246,563
Executives						
B Kiehne	24,000	153,543	3,176	15,979	-	196,698
Total	254,048	153,543	3,176	32,494	-	443,261

Total remuneration of key executives for the year ended 30 June 2007 is set out below:

Key Executive	*Short-term benefits* Salary $	Non-Cash Benefits $	*Post employment benefits* Superannuation $	*Share based payments* Options $	Total $
P Rea	33,321	10,355	2,999	-	46,675
M Austin	40,828	-	3,675	4,397	48,900
Total	74,149	10,355	6,674	4,397	95,575

The percentage of M Austin's remuneration comprising share based payments was 9%.

Total remuneration of the key executives for the year ended 30 June 2006.

Key Executive	Short-term benefits Salary	 Non-Cash Benefits	Post employment benefits Superannuation	Share based payments Options	Total
	$	$	$	$	$
P Rea	106,129	12,504	9,552	-	128,185
Total	106,129	12,504	9,552	-	128,185

Corporate Governance Statement

The Board and management of Occupational & Medical Innovations Limited ("the Company" or "OMI") are committed to acting responsibly, ethically and with the highest standards of integrity as it strives to create shareholder value. This requires sound corporate governance principles and practices to be adopted by the Board and implemented with commitment through all levels of management and staff.

This statement reflects the practices of OMI during the year and to the date of this report.

1. Compliance with the ASX Corporate Governance Council Best Practice Recommendations

The ASX Listing Rules require companies to include in their annual report a statement disclosing the extent to which they have followed the ASX Corporate Governance Council Best Practice Recommendations in the reporting period ("Recommendations").

At the date of this report, OMI considers that its governance practices comply with all of the Recommendations unless otherwise stated.

2. The Board of Directors membership and expertise of the Board

The Board of Directors comprises four non-executive directors and one executive director, Mr Bruce Kiehne. The current Chairman is an independent, non-executive director. The current Board composition, with details of directors' skills, experience and special expertise is set out on pages 5 and 6 of this Annual Report.

Board role and responsibilities

The Board is accountable to shareholders for the performance of the Consolidated Entity with the specific responsibilities of the Board including:

- Approving the strategic direction, policies and budgets of the Consolidated Entity and seeing that these are followed together with approving the risk profile and ensuring processes are in place to manage risk.
- Monitoring financial performance including approval of the annual and half year financial statements and reports.
- Ensuring senior executive appointments, performance, remuneration, development and succession planning are monitored through effective human resource management systems.
- Establishing compliance systems that cover obligations for following corporate governance principles, and continuous disclosure to the market and shareholders.

Board size and composition

The Board size and composition is determined by the directors within the limits imposed by the Constitution which provides that the maximum number of directors is 8 and the minimum is 4.

As at 30 June 2007, there were four directors, comprising three independent non-executive directors and one executive director.

The selection and role of the Chairman

The Chairman is selected by the Board from non-executive directors, and is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted, and for ensuring directors are properly briefed for meetings.

Directors' independence

OMI recognises that independent directors have an important role in ensuring that the Board fulfils its responsibilities and holds management accountable for the performance of the Consolidated Entity.

Each year the Board assesses the independence of its non-executive directors in the light of the interests disclosed by those directors. It has formed the view that as at 30 June 2007, the Chairman and the other three non-executive directors were independent.

Avoidance of conflicts of interests by directors

In accordance with the Corporations Act, any director with a material personal interest in a matter must not be present when the matter is being considered and may not vote on the matter.

Meetings and the work of the Board

The Board meets monthly, and at other times to deal with specific matters requiring attention between scheduled meetings. While a standard agenda is adopted for each meeting, there is flexibility in its application to adequately monitor operational, financial, strategic, regulatory and other major risk areas throughout the year.

Performance review

Board

Each year the individual performance of directors who are seeking re-election at the next Annual General Meeting are reviewed by the directors not seeking re-election, who will then make a recommendation to shareholders on their re-election.

Key executives

The Board oversees the performance of the executive director and the General Manager and takes account of their performance in achieving the strategic objectives. The remuneration of these executives is described in the Remuneration Report.

Nomination and appointment of new directors

There is no separate Nomination Committee but the Board considers matters collectively at Board level and in considering new appointments, the Board assesses the suitability of a prospective director by taking into account the appropriate skills and characteristics needed by the Board to maximise its effectiveness, considering its present and future needs. New directors are provided with a letter of appointment setting out their responsibilities, rights and the terms and conditions of employment.

The Constitution provides for new directors appointed by the Board to stand for election at the following Annual General Meeting, and for all directors to stand for re-election at least every three years. An election of directors is held at every Annual General Meeting.

Board access to information and advice

Directors have a right of access to employees, advisers and records. In relation to their duties and responsibilities, directors have access to the advice and counsel of the Chairman and Company Secretary, and have the right to seek independent professional advice at the company's expense, if required, after prior consultation with the Chairman.

Corporate Governance Statement (continued)

3. Board committees

Committee structure and membership

The Board has established only one Board committee, the Audit and Risk Management Committee, to assist in the execution of its duties and to allow detailed consideration of complex and significant matters. The committee has its own charter which has been approved by the Board and sets out the committee's corporate governance roles and responsibilities, composition, structure, membership requirements and the manner in which the committee operates. Minutes of this committee are tabled at the next Board meeting. The Board as a whole addresses the issues relating to matters normally dealt with by Nomination and Remuneration Committees, and the scope of the responsibilities is detailed in the Remuneration Report.

Due to the low number of employees and the nature of the Consolidated Entity's activities, the Board has not formed a Health, Safety and Environment committee but the Board monitors these matters as part of their normal Board processes.

Audit and Risk Management Committee

The Audit Committee comprises two non-executive directors who are both independent directors and comprises Don Mackenzie (Audit Committee Chairman) and David Shirley. The committee has appropriate expertise with both members having accounting/secretarial qualifications and an understanding of the industry in which OMI operates.

The committee meets a minimum of twice a year, with an agenda for each meeting being prepared with comprehensive papers circulated to the committee for each meeting.

The audit committee's principle functions are:

- Review the half yearly and annual financial reports
- Make recommendations to the Board on the adoption of the financial statements
- Provide the Board with additional assurance regarding the quality and reliability of financial information
- Review the independence of the external auditor, including the nature and level of non-audit services provided, and reports to the full Board on this issue every six months.

4. External audit

External audit role

The Board regards the external auditor as a key protector of shareholders' interests, and believes that the auditor's independence is essential to ensuring that the Consolidated Entity's financial reports are true and fair, and meet the highest standards of financial integrity.

External audit policy

The auditor, PKF Chartered Accountants, has declared its independence to the Board. The Committee has examined detailed material provided by the external auditor and by management and has satisfied itself that the standards for auditor independence and associated issues are fully complied with.

Attendance at Annual General Meetings

OMI's external auditor attends the Annual General Meeting and is available to answer shareholder questions.

5. Risk management compliance and internal controls

The Board is responsible for seeing that there are appropriate policies in relation to risk oversight and management, and internal control systems. The policies are aimed to ensure strategic, operational, legal, reputational, product and financial risks are identified, assessed, addressed and monitored to enable achievement of its business objectives.

6. Remuneration

Executive remuneration

The Board ensures that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop appropriately skilled staff and deliver value to shareholders. Remuneration for senior executives is based on fixed remuneration. Further information is included in the Remuneration Report.

Remuneration of non-executive directors

Non-executive directors are remunerated separately from executive management with the payment being made within the limit set by shareholders and reviewed annually using external data, when required, to ensure that such fees are reasonable and consistent with market norms. Directors who perform additional duties (eg extended business related travel overseas, special projects relating to production of half year and annual reports) and are over and above that of normal director's duties are remunerated on commercial terms and conditions.

Further information on the remuneration of non-executive directors is included in the Remuneration Report on pages 12 to 13.

7. Corporate responsibility

Conduct

Compliance with the law and acting with a high level of integrity is expected of all directors and employees and OMI encourages the reporting of unlawful and unethical behaviour, actively promotes and monitors compliance with its policies, and protects those who report breaches in good faith.

Security dealings

OMI has adopted a policy concerning trading in the company's securities by directors, officers and employees which precludes dealing in securities in the company from 1 July each year until 24 hours after the announcement of preliminary final results, and from 1 January each year until 24 hours after the announcement of half yearly results.

Share trading is prohibited at any time by a director, or any officer or employees of the Consolidated Entity, if they are in possession of price sensitive information that is not available to the market and that could reasonably be expected to influence the market, and may not engage in short term dealings in securities of the company at any time.

In addition, directors and senior management must give prior notification for any proposed dealing to the Chairman, and for a director details of any transaction must be given to the ASX no more than five days after the change occurs.

Continuous disclosure and shareholder communication

A continuous disclosure regime operates and policies and procedures are in place which ensures matters that a person could reasonably expect to have a material effect on the share price are announced to the ASX in a timely manner. The Company Secretary has primary responsibility for communications with Australian Stock Exchange Limited.

The Company aims to keep shareholders informed of its performance and all major developments on an ongoing manner. Information is communicated to shareholders through the annual report which is distributed to all shareholders (unless specifically requested otherwise) and bi monthly market updates.

Shareholders are also encouraged to participate in the Annual General Meeting to ensure a high level of accountability and identification with its strategies and goals. Important issues are presented to shareholders as single resolutions.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Revenue					
Revenue from ordinary activities	3	515,094	647,563	84,853	117,528
Expenditure					
Expenditure from ordinary activities	4	(3,493,854)	(15,193,362)	(2,630,354)	(27,463,943)
Finance costs		(76,683)	(9,801)	(74,976)	-
Profit/(loss) before income tax		(3,055,443)	(14,555,600)	(2,620,477)	(27,346,415)
Income tax (expense)/benefit	5	227,694	289,082	-	-
Profit/(loss) for the year		(2,827,749)	(14,266,518)	(2,620,477)	(27,346,415)
Basis earnings per share	17	(0.09) cents	(41.94) cents		
Diluted earnings per share	17	(0.09) cents	(41.94) cents		

The above Income Statement should be read in conjunction with the attached notes

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

BALANCE SHEET
AS AT 30 JUNE 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Current Assets					
Cash and cash equivalents	6	1,445,144	1,226,529	1,200,785	1,055,530
Trade and other receivables	7	314,722	424,039	25,079	13,562
Other assets	8	309,091	225,570	120,000	10,000
Total Current Assets		2,068,957	1,876,138	1,345,864	1,079,092
Non-Current Assets					
Property, plant and equipment	9	211,531	374,099	-	-
Other financial assets	10	-	-	3,800,000	3,800,000
Intangible assets	11	3,800,000	3,800,000	-	-
Total Non-Current Assets		4,011,531	4,174,099	3,800,000	3,800,000
Total Assets		6,080,488	6,050,237	5,145,964	4,879,092
Current Liabilities					
Trade and other payables	12	822,132	128,554	795,007	67,654
Other financial liabilities	13	121,319	139,001	-	-
Provisions	14	160,342	118,592	-	-
Total Current Liabilities		1,103,793	386,147	795,007	67,654
Non-Current Liabilities					
Other financial liabilities	13	1,251,307	26,848	1,250,000	-
Provisions	14	30,000	24,000	-	-
Total Non-Current Liabilities		1,281,307	50,848	1,250,000	-
Total Liabilities		2,385,100	436,995	2,045,007	67,654
NET ASSETS		**3,695,388**	**5,613,242**	**3,100,857**	**4,811,438**
Equity					
Share Capital	15	35,322,244	34,412,348	35,322,244	34,412,348
Accumulated losses		(31,626,856)	(28,799,106)	(32,221,387)	(29,600,910)
TOTAL EQUITY		**3,695,388**	**5,613,242**	**3,100,857**	**4,811,438**

The above Balance Sheet should be read in conjunction with the attached notes

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
		Inflows/(Outflows)		Inflows/(Outflows)	
Cash flow from Operating Activities					
Receipts from customers		532,291	573,045	-	33,231
Payments to suppliers and employees		(3,074,935)	(3,055,049)	(1,182,841)	(905,523)
Interest received		100,290	114,533	84,583	99,703
Research and development concession refund		289,062	203,767	-	-
Finance costs paid		(74,683)	(9,801)	(74,976)	-
Net cash provided by/(used in) operating activities	24	(2,227,975)	(2,173,505)	(1,172,964)	(772,589)
Cash flow from Investing Activities					
Payments for property, plant and equipment		310	(16,838)	-	-
Payments for intangibles		-	(31,594)	-	-
Proceeds from sale of plant and equipment		34,624	-	-	-
Net cash provided by/(used in) investing activities		34,314	(48,432)	-	-
Cash flow from Financing Activities					
Proceeds from share issue		655,499	1,438,840	655,499	1,438,840
Proceeds from convertible notes issue		1,500,000	-	1,500,000	-
Proceeds from director loan		300,000	-	300,000	-
Funds provided to controlled entities		-	-	(1,137,280)	(1,539,866)
Proceeds from /(Repayment of) borrowings		(43,233)	(70,977)	-	-
Net cash provided by/(used in) financing activities		2,412,276	1,367,863	1,318,219	(101,026)
Net increase/(decrease) in cash and cash equivalents held		218,615	(854,074)	145,255	(873,615)
Cash and cash equivalents at the beginning of the year		1,226,529	2,080,603	1,055,530	1,929,145
Cash and cash equivalents at the end of the year	6	1,445,144	1,226,529	1,200,785	1,055,530

The above Statement of Cash Flows should be read in conjunction with the attached notes.

Consolidated Entity

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2006	34,412,348	(28,799,106)	5,613,242
Shares issued during the year	905,499	-	905,499
Options issued to executives	4,397	-	4,397
Loss for the year	-	(2,827,749)	(2,827,749)
Balance at 30 June 2007	35,322,244	(31,626,856)	3,695,388

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2005	32,973,508	(14,532,588)	18,440,920
Shares issued during the year	1,438,840	-	1,438,840
Loss for the year	-	(14,266,518)	(14,266,518)
Balance at 30 June 2006	34,412,348	(28,799,106)	5,613,242

Parent Entity

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2006	34,412,348	(29,600,910)	4,811,438
Shares issued during the year	905,499	-	655,432
Options issued to executives	4,397	-	4,397
Loss for the year	-	(2,620,477)	(2,620,477)
Balance at 30 June 2007	35,322,244	(32,221,387)	3,100,857

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2005	32,973,508	(2,254,495)	30,719,013
Shares issued during the year	1,438,840	-	1,438,840
Loss for the year	-	(27,346,415)	(27,346,415)
Balance at 30 June 2006	34,412,348	(29,600,910)	4,811,438

The above Statement of Changes in Equity should be read in conjunction with the attached notes.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

1. INTRODUCTION

The consolidated financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards and the Corporations Act.

Operations and principal activities

The principal operations and activities of the Consolidated Entity during the year were the development and marketing of safety equipment used in the medical industry.

Currency

The financial report is presented in Australian dollars rounded to the nearest dollar.

Authorisation of the financial report

The financial report was authorised for issue on 31 August 2007 by the directors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Occupational & Medical Innovations Limited in preparing the financial statements have been consistently applied by each entity in the Consolidated Entity.

The financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards and the Corporations Act.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Principles of Consolidation

The consolidated financial report includes the financial statements of Occupational & Medical Innovations Limited ("Parent Entity") and its controlled entities. Occupational & Medical Innovations Limited and its controlled entities are together referred to in the financial report as the "Consolidated Entity". The effects of all transactions between entities in the Consolidated Entity have been eliminated in full.

(b) Income Tax

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Tax Consolidation

Occupational & Medical Innovations Limited is head entity in a tax consolidated group and is currently entering into a tax sharing agreement with its controlled entities. The tax consolidated legislation was first applied for the year ended 30 June 2004.

(c) Property, Plant and Equipment

Plant and equipment is stated at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The depreciation rates per class of asset are as follows:

Class of asset	**%**
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	7.5-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Impairment of assets

At each reporting date, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Consolidated Entity makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less costs to sell is based on the best information available to reflect the amount that could be obtained at the reporting date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

(e) Going Concern Basis for Accounting

There is material uncertainty as to whether the Consolidated Entity will continue as a going concern as the Consolidated Entity incurred a loss of $2,827,749 for the year ended 30 June 2007 and has accumulated losses of $31,626,856 at that date.

Should the Consolidated Entity be unable to continue as a going concern, it may be required to realise its assets and extinguish liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

However, the financial report has been prepared on a going concern basis which assumes the continuity of normal business operations and the realisation of assets and the settlement of liabilities in the ordinary course of business.

During the year, the Consolidated Entity raised $1.5 million through the issue of convertible notes (with attaching options). In addition, the Directors have reasonable expectations that cash flow will be generated from the commercialisation of the patents in the United States of America and that a likely flow on effect will be the exercise of outstanding options and the consequent ability to raise additional capital (as and when required).

Accordingly, the Directors believe that the going concern basis for accounting is appropriate.

As a result, these financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the Consolidated Entity be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Employee Benefits

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and
- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(g) Revenue Recognition

(i) Sales Revenue

Revenue from the sale of goods is recognised when all significant risks and rewards of ownership have been transferred to the buyer. In most cases this coincides with the transfer of legal title or the passing of possession to the buyer.

(ii) Interest Revenue

Interest revenue is recognised using the effective interest method.

(h) Intangibles

Research expenditure is recognised as an expense as incurred.

Costs incurred on development projects (relating to the design and testing of new or improved products and technologies) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including the original patent application costs, costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

The directors review the carrying value of intangibles to ensure the carrying value does not exceed the recoverable amount and when an impairment in value has arisen, the intangible asset is written down.

Patent renewal costs are written off as an expense as they are incurred.

(i) Trade and Other Payables

Trade and other payables represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Trade and Other Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date, less provisions for doubtful debts.

(k) Financial Liabilities

Borrowings are recognised in the financial statements at amortised cost.

(l) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(m) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and in banks and investments in money market instruments.

(n) Leases

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property, without transferring the legal ownership, and operating leases under which the lessor effectively retains substantially all the risks and benefits.

Where assets are acquired by means of finance leases, the present value of future minimum lease payments is established as an asset at the beginning of the lease term and amortised on a straight line basis over the expected economic life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense.

Operating lease payments are recognised as an expense on a straight line basis over the lease term.

(o) Translation of Foreign Currency Items

Transactions in foreign currencies are initially measured and brought to account at the rate of exchange in effect at the date of each transaction.

Foreign currency monetary items outstanding at balance date have been translated at the spot rates current at balance date.

Exchange differences relating to monetary items have been brought to account in the Income Statement in the financial year in which the exchange rates change as exchange gains or losses.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets (other than receivables) are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Goods and Services Tax (GST) (continued)

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- *Recoverable amount of Intangible Assets*
  The Consolidated Entity determines whether intangibles are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the intangibles are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of intangibles are discussed in Note 12.

- *Recoverable amount of Investments in Controlled Entities*
  It is assumed that the investment in the controlled entity Jireh Tech Pty Ltd (refer note 11) will be recovered through the commercialisation of the patented medical devices, generating sufficient funds for repayment.

(r) Early adoption of accounting standards

The following standards, amendments to standards and interpretations have been identified as those which may impact the Consolidated Entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing these financial statements:

- AASB 101 *Presentation of Financial Statements* (October 2006) has deleted the Australian specific Illustrative Financial Report Structure and reinstated the current IASB 1 guidance on Illustrative Financial Statement Structure. The revised AASB 101 is applicable for annual reporting periods beginning on or after 1 January 2007.

- AASB7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards* [AASB132, AASB114, AASB117, AASB133, AASB139, AASB1, AASB4, AASB1023 & AASB1038] AASB7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Company's financial instruments.

- AASB 2007-4 'Amendments to Australian Accounting Standards arising from ED151 and other amendments.' AASB 2007-4 is applicable to reporting periods commencing on or after 1 July 2007. The Company has not early adopted the amending standard. Application of the amending standard will not affect any of the amounts recognised in the financial statements and is expected to only impact disclosures contained within the financial report.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$

3. REVENUES

	2007 $	2006 $	2007 $	2006 $
Operating revenue				
Sale of goods	413,451	516,817	-	-
Non-operating revenue				
Interest	100,290	114,533	85,853	99,703
Other	1,353	16,213	-	17,825
	515,094	647,563	85,853	117,528

4. EXPENSES

	2007 $	2006 $	2007 $	2006 $
Employee costs and directors fees	1,077,990	1,275,274	285,336	287,444
Depreciation	129,607	138,702	-	-
Accounting	42,450	50,025	42,450	50,025
Amortisation	-	978,188	-	169,215
Consulting fees	133,492	34,049	124,815	24,960
Insurance	143,282	227,143	23,212	19,823
Legal costs	785,002	379,405	766,845	376,988
Legal settlements	158,483	-	158,483	-
Listing expenses	36,399	68,770	36,399	68,558
Travel	173,466	249,475	15,306	25,444
Patent fees	152,183	127,117	-	-
Printing and stationery	22,995	33,498	13,500	20,274
Rent	82,398	54,120	-	-
Cost of goods sold	322,633	378,541	-	-
Repairs and maintenance	-	510	-	-
Computer expenses	24,919	9,690	-	1,643
Impairment loss on intangibles	-	10,955,979	-	2,483,362
Impairment loss on investments in controlled entities	-	-	-	12,764,639
Impairment loss on controlled entities loans	-	-	1,137,280	11,151,211
Other expenses from ordinary activities	208,555	232,876	26,728	20,357
	3,493,854	15,193,362	2,630,354	27,463,943

5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on loss before income tax expense. The difference is reconciled as follows:

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Prima facie tax benefit on loss before tax calculated at 30% (2006: 30%)	(916,633)	(4,366,681)	(786,143)	(9,343,925)
Tax effect on permanent differences:				
Amortisation	-	291,249	-	50,765
Impairment loss on intangibles	-	3,286,794	-	745,009
Impairment loss on loans and investments in controlled entities	-	-	341,184	8,314,755
Other non deductible items	566	1,235	249	378
Deferred tax asset not brought to account	916,067	787,403	444,710	233,018
R&D concession refund	227,694	289,082	-	-
Income tax (expense)/benefit	227,694	289,082	-	-

Potential deferred tax assets at 30% (2006: 30%) attributable to tax losses and timing differences carried forward, amounting to $3,942,436 (2006: $3,026,369) for the Consolidated Entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the deferred tax as virtually certain. These benefits will only be obtained if:

(a) the Consolidated Entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) the Consolidated Entity continues to comply with the conditions for deductibility imposed by law; and
(c) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from the deduction for the loss.

Dividend Imputation
The balance of the franking account of the parent entity at the end of the year was nil. No dividends were paid during the year.

6. CASH AND CASH EQUIVALENTS

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Cash on hand	2,494	3,798	-	-
Cash at bank	541,057	289,914	122,713	34,172
Cash on deposit	901,593	932,817	932,817	1,894,973
	1,445,144	1,226,529	1,055,530	1,929,145

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$

7. TRADE AND OTHER RECEIVABLES

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Current				
Trade accounts receivable	45,844	869	4,257	-
Other	268,878	423,170	20,822	13,562
Receivables from controlled entities	-	-	1,137,280	11,151,211
Impairment loss recognised	-		(1,137,280)	(11,151,211)
	314,722	424,039	25,079	13,562

8. OTHER CURRENT ASSETS

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Prepayments	170,793	217,399	-	-
Other	138,298	8,171	120,000	10,000
	309,091	225,570	120,000	10,000

9. PROPERTY, PLANT & EQUIPMENT

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Plant and equipment at cost	859,331	888,159	-	-
Accumulated depreciation	(647,800)	(536,131)	-	-
	211,531	352,028	-	-
Leased assets and leasehold improvements	-	48,708	-	-
Accumulated amortisation	-	(26,637)	-	-
	-	22,071	-	-
	211,531	374,099	-	-

Movements during the year:

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Plant and equipment				
Beginning of the year	352,028	473,892	-	-
Additions	310	16,838	-	-
Disposals	(11,200)	-	-	-
Depreciation	(129,607)	(138,702)	-	-
	211,531	352,028	-	-
Leased assets and leasehold improvements				
Beginning of the year	22,071	29,428	-	-
Additions	-	-	-	-
Disposals	(22,071)	-	-	-
Amortisation	-	(7,357)	-	-
	-	22,071	-	-

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
10. OTHER NON-CURRENT FINANCIAL ASSETS				
Investment in controlled entities - at cost	-	-	16,564,639	16,564,639
Impairment loss recognised	-	-	(12,764,639)	(12,764,639)
	-	-	3,800,000	3,800,000
11. INTANGIBLES				
Patents at cost	19,685,603	19,685,603	3,381,523	3,381,523
Accumulated amortisation and impairment	(15,885,603)	(15,885,603)	(3,381,523)	(3,381,523)
	3,800,000	3,800,000	-	-
Movements during the year:				
Opening balance	3,800,000	15,695,216	-	2,652,577
Additions	-	31,594	-	-
Amortisation	-	(970,831)	-	(169,215)
Impairment loss recognised	-	(10,955,979)	-	(2,483,362)
Closing balance	3,800,000	3,800,000	-	-

The recoverable carrying value of the intangible assets (patents) that can, in the Directors opinion, be supported is $3.8 million. The recoverable amount has been determined based on "value in use" by estimating the future discounted cash flows of the Consolidated Entity's products.

The carrying value of the intangible assets comprises both the value of the scalpels and the value of the syringes in the Australian market. The key assumptions on which the discounted cash flows are based are as follows:

	Scalpel	Syringe
Sales growth	5%	4%
Discount rate	11.80%	14.64%
Terminal value multiple	8.00	6.80

Cash flows based on financial forecasts approved by the Directors have been projected over 5 years. The key assumptions used to determine the value reflect past experience and are consistent with external sources of information.

30 June 2006

The recoverable amount of the intangible assets was determined based on "fair value less costs to sell" by capitalisation of estimated Future Maintainable Earnings at an appropriate earnings multiple. The appropriate earnings multiple was based on Director's best estimates after considering multiples for entities whose businesses are comparable to that of the cash generating unit being considered.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
12. TRADE AND OTHER PAYABLES				
Trade accounts payable and accruals (unsecured)	522,132	128,554	495,007	67,654
Director loan (unsecured)	300,000	-	300,000	-
	822,132	128,544	794,917	67
Included in trade accounts payable are amounts payable in US dollars translated at the spot rate at year end	24,976	11,034	-	-

On 2 November 2006 B Kiehne lent the Consolidated Entity $300,000. The loan is interest free. The loan will, at the option of the Consolidated Entity, be repaid in cash or the issue of OMI shares. Under the agreement the minimum price for any shares issued to repay the loan is $1.00. The directors of OMI will make a decision on the method of repayment in time for a resolution to be put to the 2007 Annual General Meeting of OMI to approve the issue of shares to Mr Kiehne (if required).

13. OTHER FINANCIAL LIABILITIES

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Current				
Insurance finance (unsecured)	118,901	119,896	-	-
Hire purchase (secured)	2,418	19,105	-	-
	121,319	139,001	-	-
Non-current				
Convertible notes (secured)	1,250,000	-	-	-
Hire purchase (secured)	1,307	26,848	-	-
	1,251,307	26,848	-	-

Hire purchase liabilities are fully secured by applicable hire purchase assets.

The terms of the convertible notes are as follows:

Issue price:	$0.35
Conversion period:	6 months after the date of issue and expiring on the redemption date
Redemption date:	30 September 2009
Interest rate:	10% per annum
Payment:	Paid in full on application
Conversion terms:	A noteholder may convert at anytime during the conversion period. Notes will convert to one OMI share. If the share price falls below $0.28 at the time of conversion share are converted at an issue price per OMI share equal to 90% on the date of conversion (ie. 1.1 shares for every note).
Early redemption:	All early redemptions to be made at 110% of the face value
Security and ranking:	First ranking fixed and floating charge over the undertakings and assets of OMI
Grant of options:	One option for every issued note at nil consideration
Option exercise period:	From date of issue until 30 September 2009

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
14. PROVISIONS				
Current				
Employee benefits	160,342	118,592	-	-
Non-current				
Employee benefits	30,000	24,000	-	-

15. SHARE CAPITAL

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Issued shares:				
33,617,673 (2006: 31,178,626) ordinary shares	35,322,244	34,412,348	35,322,244	34,412,348

Ordinary shares entitle the holder to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

Shares issued during the period

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Opening balance	34,412,348	32,973,508	34,412,348	32,973,508
823,000 ordinary shares at $1.08 each	-	888,840	-	888,840
825,000 ordinary shares at $0.67 each	-	550,000	-	550,000
641,428 options exercised at $0.35 each	224,499	-	224,499	-
714,286 convertible notes converted to ordinary shares at $0.35 each	250,000	-	250,000	-
1,000,000 ordinary shares at $0.386 each	386,000	-	386,000	-
83,333 ordinary shares at $0.54 each	45,000	-	45,000	-
Options issued to executives	4,397		4,397	
Closing balance	35,322,244	34,412,348	35,322,244	34,412,348

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
16. EARNINGS PER SHARE				
Basic earnings per share	(0.09) cents	(41.94) cents		
Diluted earnings per share	(0.09) cents	(41.94) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	31,918,822	30,572,077		
Net profit/(loss) used in calculating basic earnings per share	(2,827,749)	(14,266,518)		

At 30 June 2007 there were 3,664,285 options exercisable at $0.35 that are not included in the above calculation because they are anti-dilutive (2006: Nil).

17. AUDITORS' REMUNERATION

Services provided by the parent entity's auditor:

	Consolidated 2007	Consolidated 2006	Parent 2007	Parent 2006
Assurance services				
Audit and review of financial reports	35,000	35,000	35,000	35,000

18. KEY MANAGEMENT PERSONNEL

The names and position held by each person holding a position of key management personnel in the Consolidated Entity during the year to 30 June 2007 were:

Name	Title
D Shirley	Non-executive Chairman (appointed Non-executive Director November 2006)
I Fraser	Non-executive Director (resigned January 2007)
B Kiehne	Executive Director
T Skene	Non-executive Director (appointed October 2006)
D Mackenzie	Non-executive Director
M Rogers	Non-executive Director (resigned November 2006)
A Cray	Non-executive Director (resigned October 2006)
M Austin	Chief Executive Officer (appointed March 2007)
P Rea	General Manager (resigned October 2006)

Directors' and executive officers' emoluments

Remuneration levels for Directors and Executives of the Consolidated Entity are determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. Remuneration packages comprise only a fixed salary component. The remuneration structures in place in the Consolidated Entity are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account the following:

- The capability and experience of the directors and senior executives; and
- The directors and senior executives ability to control the financial performance of its operations.

18. KEY MANAGEMENT PERSONNEL (continued)

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits, if applicable), as well as employer contributions to superannuation funds. Remuneration levels are reviewed annually by the Board through a process that considers the overall performance of the Consolidated Entity. In addition, external consultants provide analysis, and when requested, advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Service agreements

Executives have service agreements that are capable of termination within three months. In the event of termination or resignation, employees are entitled to their statutory entitlements to annual leave and long service leave, if applicable. There are no service agreements with the any of the directors.

Non-executive directors

Total remuneration for all non-executive directors, which is periodically voted upon by shareholders at the annual general meeting, is not to exceed $500,000 in aggregate plus statutory superannuation. Director fees to non-executive directors currently total $194,375, which is inclusive of superannuation at the current rate of 9%.

Directors' fees cover all main Board activities. Details of the nature and amount of each major element of remuneration for each director of the Consolidated Entity and each of the most highly remunerated officers are as follows:

Details of remuneration

Total remuneration of directors for the year ended 30 June 2007 is set out below:

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary**	**Non-cash benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Non Executives						
D Shirley	44,508	-	-	-	-	44,508
I Fraser	5,417	-	-	33,914	-	39,331
T Skene	33,137	-	-	-	-	33,137
D Mackenzie	43,000	-	-	3,870	-	46,870
M Rogers	16,670	-	-	-	-	16,670
A Cray	12,715	-	-	1,144	-	13,859
Sub Total	155,447	-	-	38,928	-	194,375
Executives						
B Kiehne	24,000	151,397	3,707	13,626	-	192,730
Total	179,447	151,397	3,707	53,554	-	387,105

18. KEY MANAGEMENT PERSONNEL (continued)

Total remuneration of directors for the year ended 30 June 2006 is set out below.

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary**	**Non-cash Benefits**	**Superannuation**	**Options**	**Total**
	$	$	$	$	$	$
Non Executives						
I Fraser	97,500	-	-	8,775	-	106,275
D Mackenzie	43,000	-	-	3,870	-	46,870
M Rogers	46,548	-	-	-	-	46,548
A Cray	43,000	-	-	3,870	-	46,870
Sub Total	230,048	-	-	16,515	-	246,563
Executives						
B Kiehne	24,000	153,543	3,176	15,979	-	196,563
Total	254,048	153,543	3,176	32,494	-	443,261

Shareholdings

Movements during the reporting period in the number of shares of the Company held directly or indirectly or beneficially by each director are as follows:

Name	Held at 1 July 2006	Received on the exercising of options	Net purchased/ (sold)	Held at 30 June 2007
B Kiehne (note 1)	4,245,073	-	-	4,245,073
I Fraser	27,500	142,857	(70,357)	100,000
D Shirley	-	-	-	-
T Skene (note 2, 3)	-	714,286	47,700	761,986
D Mackenzie	-	-	-	-
M Rogers	20,000	-	(20,000)	-
A Cray	486,399	-	(476,399)	10,000

Notes

1. Mrs V Kiehne (Mr Kiehne's spouse) holds 2,672,162 shares (30 June 2006: 3,017,681).
2. The 47,700 shares shown against Mr Terry Skene's name were those that were held on his appointment as a Director.
3. The shares held by Mr Terry Skene include 47,700 shares which are held in the name of Fellcroft Pty Ltd (as trustee for the Skene Family Trust) in which he has a beneficial interest. Ms Sonya Burton, the domestic partner of Mr Terry Skene holds 369,700 shares at 30 June 2007 and during the year purchased 101,700 shares.

Directors' convertible notes holdings

Movements during the reporting period in the number of convertible notes of the Company held directly or indirectly or beneficially by each director are as follows:

Name	Held at 1 July 2006	Net purchased	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	-	142,857
D Shirley	-	-	-	-
T Skene	-	714,286	(714,286)	-
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-

18. KEY MANAGEMENT PERSONNEL (continued)

Directors' and executives' options holdings

Movements during the reporting period in the number of options of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2006	Issued with convertible notes	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	142,857	-
D Shirley	-	-	-	-
T Skene	-	714,286	-	714,286
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-

Total remuneration of key executives for the year ended 30 June 2007 is set out below:

	Short-term benefits		*Post employment Benefits*	*Share based payments*	
Executive	**Salary**	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	33,321	10,355	2,999	-	46,675
M Austin	40,828	-	3,675	4,397	48,900
Total	74,149	10,355	6,674	4,397	95,575

The percentage of M Austin's remunerations comprising share based payments was 9%.

Total remuneration of the key executives for the year ended 30 June 2006 is set out below:

	Short-term benefits		*Post employment Benefits*	*Share based payments*	
Executives	**Salary**	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	106,129	12,504	9,552	-	128,185
Total	106,129	12,504	9,552	-	128,185

Key Executive Shareholdings, Convertible Note Holdings and Options Holdings

See Note 29 (2006: nil).

19. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

20. SEGMENT INFORMATION

The Consolidated Entity operates predominantly in one business segment being the development and distribution of safety medical devices.

The Consolidated Entity operates predominantly in one geographical segment, being Australia.

21. RELATED PARTY TRANSACTIONS

Transactions with directors and their director-related entities during the year on normal commercial terms.

(a) Secretarial and other services provided by Mr D Mackenzie totaling $10,290 (2006: $17,760)
(b) Managerial and other services provided by Mr D Shirley totaling $10,000 (2006: $Nil)
(c) Managerial and other services provided by Mr T Skene totaling $94,000 (2006: $Nil)

Payments made to Directors are for services provided over and above what could be reasonably expected from their role as a non-executive Directors. Mr Skene acted in the CEO role from October 2006 to the date of Mr Austin's commencement in April 2007, and has remained, with the Board's approval, on special duties associated with the commercialisation of the Company's products.

22. CONTROLLED ENTITIES

Controlled Entity	Country of Incorporation	Percentage of Shares Held	
		2007	2006
OMI Research Pty Ltd	Australia	100%	100%
Jireh Tech Pty Ltd	Australia	100%	100%
OMI Inc	USA	100%	100%
OMI Manufacturing Pty Ltd	Australia	100%	100%
OMI Properties Pty Ltd	Australia	100%	100%

23. FINANCIAL INSTRUMENTS

Credit risk exposure

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the Balance Sheet net of any provisions for losses. The Consolidated Entity has minimal concentration of credit risk regarding receivables as at 30 June 2006 as 85% of the balance relates to the R&D concession refund which was received in August 2006..

Interest rate risk exposure

The Consolidated Entity has minimal debt and therefore only has to manage the interest rate risk associated with interest rates received on short term deposits.

Exposures of the Consolidated Entity to interest rate risk on financial assets and liabilities are summarised as follows:

2007		Fixed Interest Rate Maturing				
	Non-interest bearing	1 year or less	1 to 5 years	Floating interest rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial assets:						
Cash	2,494	901,593	-	541,057	1,455,144	3.75%
Receivables	314,722	-	-	-	314,722	
	317,216	901,593	-	541,057	1,769,866	
Financial liabilities:						
Trade accounts payable	522,132	-	-	-	522,132	
Insurance finance	-	118,901	-	-	118,901	4.27%
Director loan	300,000	-	-	-	300,000	
Convertible notes	-	-	1,250,000	-	1,250,000	10.00%
Hire purchase liabilities	-	2,418	1,307	-	3,725	9.54%
	822,132	121,319	1,251,307	-	2,194,758	
Net financial assets/ (liabilities)	(504,916)	780,274	(1,251,307)	541,057	(424,892)	

23. FINANCIAL INSTRUMENTS (continued)

2006	Non-Interest Bearing	Fixed Interest Rate Maturing 1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial assets:						
Cash	3,798	932,817	-	289,914	1,226,529	5.06%
Receivables	424,039	-	-	-	424,039	-
	427,837	932,817	-	289,914	1,650,568	
Financial liabilities:						
Trade accounts payable	128,554	-	-	-	128,554	-
Insurance finance	-	119,896	-	-	119,896	4.27%
Hire purchase liabilities	-	19,105	26,848	-	45,953	9.54%
	128,554	139,001	26,848	-	294,403	
Net financial assets/ (liabilities)	299,283	793,816	(26,848)	289,914	1,356,165	

24. NOTES TO STATEMENT OF CASH FLOWS

(i) For the purposes of the Statement of Cash Flows, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.

(ii) Reconciliation of net cash provided by operating activities to profit after tax

	Consolidated Entity 2007	Consolidated Entity 2006	Parent Entity 2007	Parent Entity 2006
	$	$	$	$
Net profit/(loss)	(2,827,749)	(14,266,518)	(2,620,477)	(27,346,415)
Depreciation	129,607	138,702	-	
Amortisation	-	978,188	-	169,215
(Gain)/loss on disposal of non-current assets	(1,353)	-	-	-
Impairment loss on intangibles	-	10,955,979	-	2,483,362
Impairment loss on investments in subsidiaries	-	-	-	12,764,639
Impairment loss on subsidiary loans	-	-	1,137,280	11,151,211
Options issued to executives	4,397	-	4,397	-
Changes in assets and liabilities:				
Trade and other receivables	117,487	(140,428)	(11,517)	7,429
Inventory	-	17,504	-	-
Other current assets	(91,692)	124,203	(110,000)	-
Trade payables and accruals	393,578	(27,332)	427,353	(2,030)
Provision for employee entitlements	47,750	46,197	-	-
	(2,227,975)	(2,173,505)	(1,172,964)	(772,589)

(iii) The Consolidated Entity has no credit standby arrangements as at 30 June 2007. Fully drawn loan facilities in the form of hire purchase arrangements are disclosed in note 25.

25. COMMITMENTS FOR EXPENDITURE

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	2,567	22,654	-	-
Later than one year not later than five years	1,309	27,910	-	-
	3,876	50,564	-	-
Future finance charges:				
Not later than one year	(149)	(3,549)	-	-
Later than one year not later than five years	(2)	(1,062)	-	-
Hire purchase liability	(151)	45,953	-	-

26. CONTINGENT LIABILITIES

The consolidated entity has a manufacturing agreement for the retractable syringe with the China Medical Group (CMG). Should OMI terminate the agreement before its expiry date of 28 October 2008, there is a contingent liability for the unamortised portion of manufacturing equipment acquired by CMG with a cost value of up to $2.5 million where OMI has given written consent to CMG to purchase this equipment. The directors have no intention of terminating this agreement. The directors are not aware of any written consent given to CMG for equipment purchases.

27. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland.

28. EVENTS SUBSEQUENT TO BALANCE DATE

Other than as advised in this report, there are no matters or circumstances that have arisen since the end of the year that have significantly affected or may significantly affect the operations of the Consolidated Entity, the results of those operations, or the state of affairs of the Consolidated Entity, in future financial periods.

29. SHARE BASED PAYMENTS

The following options were granted to the CEO of the Consolidated Entity:

	Number of options granted	Exercise price	Expiry date
Officers			
Mr M Austin	1,000,000	$0.51	10 April 2010

The options were issued on 10 April 2007.

Tranche 1 - 333,333 Options – shall vest on 10 April 2008 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2008 is at least 2 times the Exercise Price.

Tranche 2 - 333,333 Options – shall vest on 10 April 2009 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2009 is at least 3 times the Exercise Price.

Tranche 3 - 333,333 Options – shall vest on 10 April 2010 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2010 is at least 4 times the Exercise Price.

The options have no voting or dividend rights.

Included under employee costs in the income statement is $4,397 which relates to the issue of the above options in consideration for services provided by M Austin.

The following table lists the inputs to the Black-Scholes option model used for the options granted in the 12 months to June 2007:

Dividend yield	-%
Expected volatility	119%
Risk-free rate	6.45%
Expected life of options	3 years
Option exercise price	$0.51
Weighted average share price at exercise date	$.059

The expected volatility was determined using a historical sample of the Consolidated Entity's share price for 30 days.

Directors' Declaration

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the accounting standards and give a true and fair view of the Company's and the Consolidated Entity's financial position as at 30 June 2007 and of their performance for the year ended on that date;

(b) as at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the directors have been given the declarations by the Chairman and Company Secretary required by section 295A.

Signed in accordance with a resolution of Directors

David Shirley
Director
31 August 2007

SHARE AND SHAREHOLDER INFORMATION (as at 31 July 2007)

Ordinary shares as at 31 July 2007

Size of holding	Number of shareholders	% of issued shares
1 - 1,000	522	335,037
1,001 – 5,000	990	2,798,125
5,001 – 10,000	404	3,074,829
10,001 – 100,000	349	9,577,063
100,001 and above	40	54.21
	2,305	34,479,101

Approximately 350 shareholders hold shares valued at less than a marketable parcel (a marketable parcel being $500).

Substantial shareholders as at 14 August 2007

20 largest shareholders	Number of shares	% of issued shares
Mr B L Kiehne	4,245,073	12.26
Mrs V G Kiehne	2,672,162	7.72
Critune Pty Ltd	1,542,992	4.46
CB Nurcombe Engineering Pty Ltd	872,900	2.52
Fang Jun	750,000	2.17
Mr Terry Skene	714,286	2.06
Mr I N McCormack	633,621	1.83
Mrs Huihui Li	551,331	1.59
Mrs Lisha Li	551,331	1.59
Hambap Pty Ltd <Keith Taske Family A/c>	389,125	1.12
Ms M Walker	423,125	1.22
Mrs Sonya Burton	369,700	1.07
Mr L S Cray		
Mr L Griffiths	306,084	0.88
Gannon Pension Fund Pty Ltd	285,714	0.83
Mirtap Family Pty Ltd	285,714	0.83
Mr A G & Mrs AE Maluish <Maluish Superfund A/C.	252,033	0.73
LEP Colour Printers Pty Ltd	250,000	0.72
Mr M A Terranova	215,399	0.62
Jenkins Jenkins Super Fund	210,281	0.61
Metcalfe Metcalfe Staff P/F No 2 A/c	208,000	0.60

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	31-Aug-2007
Time	18:41:53
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market update

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 105 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

FOR PUBLIC RELEASE

ANNOUNCEMENT TO MARKET

LITIGATION UPDATE

Brisbane, Australia 31 August 2007: Occupational & Medical Innovations Limited (ASX:OMI) today announced that on 30 August 2007 Dowsett J of the Federal Court of Australia handed down the Court's decision on the first part of OMI's substantive action against RTI.

The Court declared that threats of infringement proceedings pursuant to the Patents Act 1990 (Cth) made by RTI were unjustifiable.

Costs were awarded in favour of OMI.

OMI is awaiting a Court date for hearing of the balance of its claims in the proceedings.

OMI will continue to keep the market informed of developments.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	21-Sep-2007
Time	09:22:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 107 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

ANNUAL REPORT
30 JUNE 2007

Occupational & Medical Innovations Limited

Annual Report - 2007

ASX

AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

21 September 2007

Occupational & Medical Innovations Limited

TRADING HALT

The securities of Occupational & Medical Innovations Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 25 September 2007 or when the announcement is released to the market.

Security Code: OMI

Pat O'C

Patrick O'Connor
Adviser, Issuers (Brisbane)

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 110 of 188 pages.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

21 September 2007

FOR PUBLIC RELEASE

Mr Patrick O'Connor
Adviser, Issuers (Brisbane)
ASX Limited
Level 5
Riverside Centre
123 Eagle Street
Brisbane Qld 4001

Dear Mr O'Connor

Request for Trading Halt

Occupational & Medical Innovations Limited has today voluntarily requested a trading halt of its securities immediately, pending an announcement regarding progress of its commercialisation plans which is intended to be released to the market on or before commencement of trading on 25 September 2007.

The Company is not aware of any reason why its securities should not be placed in a trading halt as requested.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	24-Sep-2007
Time	13:16:37
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX price query

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 112 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

24 September 2007

FOR PUBLIC RELEASE

Mr Patrick O'Connor
Adviser, Issuers (Brisbane)
ASX Limited
Level 5
Riverside Centre
123 Eagle Street
Brisbane Qld 4001

Dear Mr O'Connor

Response to ASX Query

We refer to your letter dated 20 September and respond as follows in line with the numbering in your letter:

1. Subsequent to announcements dated 13 August 2007 'US Product Demonstration' and 31 August 2007 'Preliminary Final Report' regarding the Company's continued focus of commercialisation of its Retractable Safety Syringe in the North American market, the Company is pleased to advise it has secured a North American Distribution Partner.

Details of the North American distribution partner agreement are contained in the attached announcement.

The Company emphasises that the volume of future sales under the agreement is contingent upon satisfactory supply to its' distributor in accordance with agreed product specifications.

The Company has a manufacturing agreement with China Medical Group, a Chinese manufacturer which has considerable experience in the manufacture of medical products for Western markets. The next step is for the Company to implement manufacture of sufficient product to enable a product launch (see below) and to meet initial sales orders.

The Company believes that the manufacturer has the appropriate expertise and capacity to meet any demand arising from the product launch and initial orders, as well as potentially increased order size in the future. The Company's ability to meet initial orders will be a key component of the future success of the sales program.

Concurrently, the Company will liaise with its' distributor to meet its requirements concerning the product launch of the Retractable Safety Syringe. A product launch is a typical feature of such distribution arrangements and involves product demonstrations to customers in situ and at trade shows, as well as targeted advertising.

Additional details regarding the United States product launch of the OMI Auto Retractable Safety Syringe are anticipated to be released in October 2007.

The company will report any additional material details in accordance with its obligations under listing rule 3.1. The Company is also subject to periodic reporting through lodgement of Appendix 4C Quarterly Reports.

2. The Company confirms that the terms of agreement were completed on the morning of Friday 21 September 2007 and a Trading Halt was requested to allow execution of the agreement by the Company in Australia and to seek relevant authorisation and execution by its' distributor in the United States. This last step has now occurred and was advised to OMI over this last weekend.

The attached announcement is therefore now made by way of response to your letter dated 20 September and in accordance with the Company's obligations under listing rule 3.1.

3. The Company itself has no explanation for the most recent price change and increase in volume. The Company has had full regard to its obligations under Listing Rule 3.1 at all relevant times. The Company has not identified any disclosure of any confidential matter. The Company has subsequently identified a 'discussion thread' on the website hotcopper.com.au which appeared to speculate as to the Company's prospects in light of the Company's announcements dated 13 August 2007 and 31 August 2007 and the apparent imbalance between buy and sell side pressure.

4. The Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 5
Riverside Centre
123 Eagle Street
Brisbane QLD 4000

PO Box 7055
Riverside Centre
Brisbane QLD 4001

Telephone 61 (07) 3835 4001
Facsimile 61 (07) 3832 4114
Internet http://www.asx.com.au

20 September 2007

Don Mackenzie
Company Secretary
Occupational & Medical Innovations Limited
Unit 1, 12 Booran Drive
SLACKS CREEK QUEENSLAND 4127

By e-mail: dmackenzie@a1.com.au

Dear Mr Mackenzie

Occupational & Medical Innovations Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a closing price of 57 cents on Wednesday, 19 September 2007 to a high of 79.5 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by **e-mail at** **patrick.oconnor@asx.com.au** or by facsimile on **facsimile number (07) 3832 4114**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **9.00 am (EST) on Friday, 21 September 2007**.

OMI2007.09.20PQ-poc

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Pat O'L

Patrick O'Connor
Adviser, Issuers (Brisbane)

Direct Line: (07) 3835 40

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	24-Sep-2007
Time	13:16:50
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Selects distribution partner for North America

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 117 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

omi LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

24 September 2007

ASX Announcement

FOR PUBLIC RELEASE

OMI Selects Distribution Partner for North America

Australia 24 September 2007: Occupational & Medical Innovations Limited (ASX:OMI) today announced the appointment of Cardinal Health (NYSE:CAH) as a distribution partner for its auto retractable safety syringe product.

OMI has granted Cardinal Health non-exclusive rights to distribute its OMI Auto Retractable Safety Syringe in North America (United States and Canada).

The product, which will carry the Cardinal Health private label, will be distributed by Cardinal Health to target channels, including acute care facilities, primary care facilities and ambulatory surgery centres (the equivalent of Australian 'day surgery' centres).

Mr David Shirley, Chairman of OMI, stated 'We have very strong interest from a number of potential distributors for this product. We selected Cardinal Health because of its marketing, distribution and supply chain capabilities and its leadership position in the North American market.'

Mr Shirley said that product registration is complete and the product is poised for its US market launch. He stated 'This distribution agreement provides a potential opportunity for significant revenue for OMI. The parties are currently assessing the initial stocking order, in anticipation of delivery and sales into the United States in the later half of the 2007 calendar year.'

It is anticipated that orders will cover the OMI Auto Retractable Safety Syringe across the 1, 3, 5 and 10 ml gauge specifications.

Additional details regarding the United States product launch of the OMI Auto Retractable Safety Syringe are anticipated to be released in October 2007.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

OMI LIMITED

Yours faithfully
OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

D C Mackenzie
Company Secretary

About Occupational & Medical Innovations Limited – www.omiltd.com

Occupational & Medical Innovations Limited ('OMI') was listed on the Australian Stock Exchange (ASX) in August 2000. OMI's products include the OMI Auto Retractable Safety Syringe, OMI Safety Scalpel and the OMI Safe IV Access Valve.

About OMI's Auto Retractable Safety Syringe

The OMI Auto Retractable Safety Syringe offers simple, one-handed activation that is part of the natural action of using a standard syringe. After all fluid is expelled, the needle automatically retracts into the syringe plunger, in the process destroying itself by breaking the needle hub and the piston seal. The needle tip lodges inside the plunger rod once activated, keeping the contaminated sharp out of reach. This provides a second level of safety for users. The OMI Auto Retractable Safety Syringe is available in a range of popular size and gauge combinations.

About Cardinal Health – www.cardinal.com

Cardinal Health is an $87 billion, global company serving the healthcare industry with products and services that help hospitals, physician offices and pharmacies reduce costs, improve safety, productivity and profitability, and deliver better care to patients. Cardinal Health customers are global retail and mail-order pharmacies, hospitals, medical centres, clinics, physicians, pharmacists and other providers of health care. With a focus on making supply chains more efficient, reducing hospital-acquired infections and breaking the cycle of harmful medication errors, Cardinal Health develops market-leading technologies. The company is also one of the largest distributors of pharmaceuticals and medical supplies worldwide, distributing one-third of all pharmaceuticals, medical, lab and surgical products in the U.S. from manufacturers to providers of health care. Each day, Cardinal Health makes more than 50,000 deliveries to 40,000 customer sites, including hospitals, pharmacies and other points of care. Cardinal Health is Ranked No. 19 on the *Fortune* magazine's list of the 500 largest U.S. corporations

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

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To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	27-Sep-2007
Time	19:01:44
Subject	Confirmation Of Receipt And Release Of Announcement
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Annual Report to shareholders

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OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

ANNUAL REPORT
30 JUNE 2007

Occupational & Medical Innovations Limited

Annual Report - 2007

Page

Review of Operations

Chairman's Report

The information contained in this report has now been audited as required and all relevant financial information remains as per the unaudited Preliminary Financial Report lodged with the ASX on 31 August 2007.

For the 12 months under review, the consolidated entity recorded a loss of $2,827,749. Revenue of $515,094 was received during the period. Included in the loss for the 12 months was amortisation and depreciation, a non-cash item, totaling $129,607 (2006: $1,116,890). This significant decrease results from the impairment of intangible assets (patents) at 30 June 2006.

As shareholders are aware, the primary focus of the company during the latter part of the period under review was on bringing the company to a position where it became operating cash flow positive, by the earliest date reasonably possible. Until achieved, this will remain the primary near term focus of the company.

Consistently with that focus, work to identify and appoint ideal potential distribution partners for the USA continued during the period and subsequently.

On 24 September 2007 the company was pleased to announce via the ASX the appointment of a non-exclusive distributor in North America for its Auto Retractable Safety Syringe. The attention of Shareholders is directed to this announcement which contains further details of the appointment. This appointment is a positive and strategically significant step in the company's journey to commercialise its intellectual property in accordance with the current strategy.

On time delivery of the highest quality product to the company's North American distributor in volumes sufficient to meet potential demand is a key commercial priority for the company over the next several months. To best ensure this outcome (and to position the company ideally for further initiatives) an increase in both manufacturing and corporate internal resources over this period is required.

To achieve this, given that revenue from the USA distribution agreement is unlikely to flow until late 2007 or early in 2008, shareholders should note that the company intends to take steps to improve its working capital position in the interim. These steps will at least include inviting convertible note holders to convert their notes (reducing interest expense) and inviting option holders to exercise their options (increasing available working capital).

Subject to the outcome of these capital management initiatives, it may be appropriate for the company to consider a limited placement, a rights issue, or some other form of raising.

The company will continue to keep shareholders and the market informed of progress on this front and in relation to all other material developments.

David Shirley
Chairman

Occupational & Medical Innovations Limited

Review of Operations (continued)

Chief Executive Officer's Report

During the latter part of the period under review, the company has made significant progress towards realizing its potential in the current stage of its corporate development cycle.

The quality of OMI's technology, the global opportunity and the recent appointment of a North American distributor support the view that the company is developing world class products and that demand in the global market for OMI's simple, safe and smart devices is growing well.

The company continues to deepen its knowledge of these global opportunities, both from product (current and potential) and multiple geographic distribution perspectives and is strengthening its go to market strategies (including present and potential alliances) accordingly, so as to build a framework that supports the company as a strong and sustainable organization and allows reinvestment in current and future product initiatives.

The next twelve months will be very different for OMI.

There is a worldwide change taking place with a significant focus on safety technology for the health care professional and the patient and the company is well positioned to participate. Subject to resourcing and when operating cash flow is positive, OMI intends to focus on what it does best - designing and bringing to market innovative and leading safety medical device technologies. The company continues to review its internal processes and intends to place a priority on promoting and recruiting engaged and talented staff, to support time and cost efficient and market facing development and commercialisation of all current and future technologies.

These steps, together with continued development of OMI's global market knowledge and relationships (assisted by the Australian Government through Austrade) will be integral to taking the company forward and realising its potential.

By way of update on the present commercial status of the current product range:

OMI Auto Retractable Safety Syringe
During the period, feedback from the market resulted in a number of updates to the OMI Auto Retractable Safety Syringe. Appropriate further detail of the current state of the syringe and other OMI technology will be provided to Shareholders at the company's Annual General Meeting later this year.

OMI Safety Scalpel
OMI's Safety Scalpel continues to generate revenue and has significant as yet unrealised potential. The company has received positive enquiry regarding the product from a number of geographies. Having very recently reached agreement in principle with American Safety Razor to move that relationship to a non-exclusive private label basis, the company is reviewing demand, design, manufacture and distribution opportunities for this product in multiple markets.

OMI IV Safety Valve
Consistently with the company's focus on commercialising its' syringe technology, development and subsequent commercialisation of the OMI Safety Valve remains the next product priority. Market research in multiple geographies confirms the potential of this product. Subject to strategic priorities and the level of corporate resource available over the next few months, a domestic launch of this product may not occur before 2007.

The team at OMI is coming together well and the company looks forward to delivering strongly on its potential.

Matthew Austin
Chief Executive Officer

The Product Range

Retractable syringe

The OMI retractable syringe offers simple, one-handed activation that is part of the natural action of using a standard syringe. The moment all fluid is expelled, the needle automatically retracts into the syringe plunger, in the process destroying itself by breaking the needle hub and plunger seal. This guarantees single use of the syringe. Further, the needle is locked inside the plunger rod once activated, providing a second level of safety for users. The result is a safe, non-reusable syringe designed to reduce potential needlestick injuries.

The OMI retractable syringe will be available in all of the most widely used syringe sizes, including 1ml, 3ml, 5ml and 10ml. The retractable syringe was honoured with a 2005 Australian Design Award.

Safety scalpel

OMI's safety scalpel minimises the high incidence of blade cut injuries suffered by operating theatre staff.

The single, one-handed movement provides proven safety advantages. The safety scalpel features a protective guard that covers the blade ensuring safe loading, passing, changing and disposing of the scalpel. A unique feature of the guard is the safety tab, which must be removed by the user before the blade can be exposed.

The safety scalpel is available with either a disposable plastic or reusable stainless steel handle.

The safety scalpel was honoured with a 2003 Australian Design Award.

Safe IV access valve

The Safe IV access valve is innovative and simple to use, allowing attachment and changes of intravenous tubes safely for the patient and staff.

The Safe IV access valve offers positive fluid displacement, ensuring no residual fluid is left in the valve, and a flat surface that is easy to swab. The valve features high flow rates and minimal dead space. Importantly, the valve is compatible with both the luer slip and luer lok™ syringes.

The Safe IV access valve was short listed for a 2005 Australian Design Award.

Research and development

Research and development activities were marginally scaled back during the period under review. A major focus was the continued development of the OMI retractable safety syringe for commercial manufacture. Manufacturing trials, and feedback from potential distributors, led to several minor design changes and a significant amount of time was spent in China with our manufacturer. New product development was limited to the retractable catheter and the redevelopment of the OMI safety sheath.

In the period under review the following patent applications were filed:

- Safety Syringe with Interchangeable Needle.

  This product is the next generation of the OMI Safety Syringe. It incorporates a changeable needle system which allows the medical professional to use a larger gauge needle to easily and quickly draw up fluids and then change to a smaller gauge needle for greater comfort to the patient when injecting.

- Retractable Catheter:

  Incorporating OMI's patented Safety Syringe technology, the Retractable Catheter provides health care workers with additional safety when introducing intravenous catheters into patients. By retracting the cannula safely into a chamber, the incidence of contracting blood borne diseases through contaminated sharps injuries is reduced significantly.

- Anti-reflux device for Valve:

  An additional feature added to the OMI Positive Flow Valve to restrict backward flow through the valve thereby reducing the chance of blood clots forming inside the valve.

Occupational & Medical Innovations Limited

Directors' Report

The directors present their report together with the financial report of Occupational & Medical Innovations Limited ("the Company" or the "Parent Entity") and of its consolidated entities ("Consolidated Entity"), for the year ended 30 June 2007 and the auditor's report thereon.

Directors

The directors of Occupational & Medical Innovations Limited at any time during or since the end of the financial year are:

Name, qualifications and Independence status	Age	Experience and special responsibilities
David Shirley, Chairperson Independent Non-Executive Director	45	Mr David Shirley, who was appointed a Director on 23 November 2006, assumed the role of Non-Executive Chairman on 22 January 2007. David had a successful career providing strategic, business planning and governance advice in executive management positions with Microsoft Business Solutions and Navision. He is also a non-executive board and audit committee member with GBST Holdings Limited and Steel Foundations Limited, and was a non-executive board and audit committee member with Queensland Capital Corporation Limited. David also serves as an advisory board member for a number of privately owned companies and was a partner with Gadens Lawyers. David is a member of OMI's Audit and Risk Management Committee.
Bruce Kiehne, Executive Director – Research & Development	47	Bruce Kiehne has been a director since OMI listed on the ASX in 2000. He has a business background in the heavy machinery and vehicle maintenance industry. In 1989, Bruce was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products, including the design of tooling and equipment used for product manufacture. Since OMI's listing, Bruce has been involved in the design and development of products for the medical and workplace industries with OMI and as founder and inventor leads OMI's Research and Development team.
Terry Skene Independent Non-Executive Director	50	Terry Skene was appointed a Director in October 2006. Terry has been instrumental in the start up and strategic planning of a number of successful enterprises and specialises in commercialisation of new products to market. He is currently the Managing Director of Kingston Park Raceway which since its creation in 1997, has received 9 Business and Management awards for success within the industry and has know grown to become one of Australia's leading entertainment attractions. Other positions Terry currently holds include the non executive Deputy Chairman of the Logan office of Economic Development and the non executive Director of Jacaranda Finance. In 2005 Terry was accepted as a Fellow of the Australian Institute of Company Directors.
Don Mackenzie, Independent Non-Executive Director	62	Mr Mackenzie was appointed a Director in November 2004. He commenced his professional career with Price Waterhouse & Co in Melbourne in 1964 and in 1976, after leaving that firm, held senior positions with public companies involved in rural and manufacturing industries. In 1993 he commenced practice providing corporate services predominantly to public companies involved in manufacturing, rural, mining and information technology. He is currently a director of Forest Place Group Limited (appointed March 2004), appointed an alternate Director of Occupational & Medical Innovations Limited in March 2005 and was a director of Australian Food & Fibre Limited (July 2004 to June 2005). Mr Mackenzie is a Fellow of the Institute of Chartered Accountants in Australia and is the Chairman of the Audit and Risk Management Committee and also the Company Secretary.

Directors (continued)

Ian Fraser, Former Chairperson and Independent Non-Executive Director	62	Mr Fraser was appointed a Director in November 2004 and resigned on 31 January 2007. His business experience spans some 37 years during which he held a number of senior corporate positions including Managing Director of Pioneer Sugar Mills Limited, Managing Director of Clyde Industries Limited, Managing Director of Australian Chemical Holding Limited and Managing Director of TNT Australia Pty Limited. He also has substantial international experience having lived and worked in South East Asia and the United States. Mr Fraser is currently the Non-Executive Chairman of Forest Place Group Limited (director since November 2001). He is also a Non-Executive Director of PMP Limited (since April 2003), Promentum Limited (since January 2005), Structural Systems Limited (since May 2004), B Digital Limited (since May 2006) and Lighting Corporation Limited (since June 2006). Previous directorships held during the last three years as non-executive director of Hudson Timber Products Limited (July 2003 to May 2005) and Environmental Recovery Services Limited (April 2000 to November 2003).
Mark Rogers, Former Independent Non-Executive Director	56	Mr Rogers was appointed in November 2004 and resigned on 9 November 2006. Mr Rogers has a strong background in manufacturing and vast experience in bringing new products to market. In the past three years he was a director with Home Leisure Limited, resigning in May 2005. Mr Rogers has had a pivotal role in establishing production protocols with the company's manufacturer.
Alistair Cray, Former Independent Non-Executive Director	40	Mr Cray was appointed a Director on 19 May 2005 and resigned on 17 October 2006. Mr Cray is an experienced financial executive with extensive knowledge of stock broking and capital raising which ensures the Board has internal expertise to plan and manage the capital resources of the company. His current business operations include securities trading and commercial property management.

Company Secretary

Mr Don Mackenzie is Company Secretary. For background information, refer to his details in the section above.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the company during the financial year are:

Director	Board Meetings		Audit and Risk Management Meetings	
	A	B	A	B
David Shirley	7	7	2	2
Ian Fraser	7	7	2	2
Bruce Kiehne	12	13	-	-
Terry Skene	9	9		
Don Mackenzie	13	13	4	4
Mark Rogers	5	5	-	-
Alistair Cray	3	3	-	-

A – Number of meetings attended
B – Number of meetings held during the time the director held office during the year

Occupational & Medical Innovations Limited

Directors' Report (continued)

Directors' meetings (continued)

The Remuneration and Nominations Committees were in existence prior to 23 November 2004 but since that date, other than for the Audit and Risk Management Committee, the Board as a whole has considered all matters relating to remuneration and Board nomination.

Directors' and executives' shareholdings

Movements during the reporting period in the number of shares of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2006	Received on the exercising of options/conversion of notes	Net purchased/ (sold)	Held at 30 June 2007
B Kiehne (note 1)	4,245,073	-		4,245,073
I Fraser	27,500	142,857	(70,357)	100,000
D Shirley	-	-	-	-
T Skene (notes 2 & 3)	-	714,286	47,700	761,986
D Mackenzie	-	-	-	-
M Rogers	20,000	-	(20,000)	-
A Cray	486,399	-	(476,399)	10,000
M Austin	-	-	-	-
P Rea	-	-	-	-

Notes

1. Personally related parties of Mr Kiehne hold 2,672,162 shares (30 June 2006: 3,017,681).
2. The 47,700 shares shown against Mr Terry Skene's name were those that were held on his appointment as a Director.
3. The shares held by Mr Terry Skene include 47,700 shares which are held in the name of Fellcroft Pty Ltd (as trustee for the Skene Family Trust) in which he has a beneficial interest. Personally related parties of Mr Terry Skene hold 369,700 shares at 30 June 2007 and during the year purchased 101,700 shares.

Directors' and executives' convertible notes holdings

Movements during the reporting period in the number of convertible notes of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2006	Net purchased	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	-	142,857
D Shirley	-	-	-	-
T Skene	-	714,286	(714,286)	-
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-
M Austin	-	-	-	-
P Rea	-	-	-	-

Directors' and executives' options holdings

Movements during the reporting period in the number of options of the Company held directly or indirectly or beneficially by each director and key executive are as follows:

Name	Held at 1 July 2006	Issued with convertible notes	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	142,857	-
D Shirley	-	-	-	-
T Skene	-	714,286	-	714,286
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-
M Austin (see Note 29)	-	-	-	-
P Rea	-	-	-	-

Dividends

There has been no dividend paid or recommended during or since the financial year.

Principal activities

The principal activities of the Consolidated Entity during the year were the development and marketing of safety equipment used in the medical industry.

Employees

The Consolidated Entity employed 9 employees as at 30 June 2007 (2006:10).

Review of operations

The consolidated Income Statement shows a consolidated net loss of $2,827,749 compared with a loss of $14,266,518 in 2006, the latter amount due largely to a decision of the directors to write down the value of the intangible assets by $10.956 million.

The review of operations is contained in the Chairman's and Chief Executive Officer's Reviews which form part of the Annual Report.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Consolidated Entity during the financial year.

Future developments, business strategies and prospects

Disclosure of information relating to likely developments in the operations, the expected results of the those operations, the business strategies and prospects for future financial years which would not, in the opinion of the directors, be prejudicial to the interests of the Consolidated Entity is contained in the Chairman's and Chief Executive Officer Reviews on pages 1 and 2.

Environmental regulations and performance

The Consolidated Entity's operations are not subject to significant Governmental environmental regulations.

Occupational & Medical Innovations Limited

Directors' Report (continued)

Events subsequent to reporting date

On 24 September 2007 the company announced the appointment of a non-exclusive distributor in North America for its Auto Retractable Safety Syringe.

Auditor Independence

There is no former partner of PKF Chartered Accountants, the Consolidated Entity's auditors, who is or was at any time during the period ended 30 June 2007, an officer of the Consolidated Entity.

The auditor's independence declaration under Section 307C of the Corporations Act 2001 is included in this financial report on page 10.

Non-audit services

There were no non-audit services paid or payable to the Consolidated Entity's auditor for non-audit services during the year.

Share options

The following options were granted to the Chief Executive Officer of the Consolidated Entity:

	Number of options granted	Exercise price	Expiry date
Mr M Austin	1,000,000	$0.51	10 April 2010

The options were issued on 10 April 2007.

Tranche 1 - 333,333 Options – shall vest on 10 April 2008 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2008 is at least 2 times the Exercise Price.

Tranche 2 - 333,333 Options – shall vest on 10 April 2009 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2009 is at least 3 times the Exercise Price.

Tranche 3 - 333,333 Options – shall vest on 10 April 2010 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2010 is at least 4 times the Exercise Price.

Options granted with issue of convertible notes:

The Consolidated Entity issued convertible notes during the period. For each note issued, the subscriber received one option over ordinary OMI shares. The details of the options on issue at the date of this report are:

Number of options granted	Number of options exercised	Number of options at period end	Exercise price	Expiry date
4,285,713	641,428	3,664,285	$0.35	30 September 2009

The options have no voting or dividend rights.

Indemnification and Insurance of Officers and Auditors

The Consolidated Entity has not, during the financial year, in respect of any person who is or has been an officer or auditor of the Consolidated Entity or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

Indemnification and Insurance of Officers and Auditors (continued)

During the financial year, the Consolidated Entity paid insurance premiums of $49,500 (exclusive of statutory charges) to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Legal proceedings

In May 2006, in an ASX announcement, the company reported that a USA based syringe company, Retractable Technologies Inc (RTI) had claimed (among other things) that OMI has "constantly and intentionally interfered with the contractual relationship between RTI and Double Dove" (Double Dove is RTI's Chinese manufacturer). RTI have further claimed that OMI's USA patent for its retractable safety syringe "is .... likely invalid" due to an omission of RTI prior art in the OMI USA patent application. OMI strongly disputes these claims and advises that RTI (via its lawyers) has not produced any evidence in support of its claims despite a request from OMI's lawyers for such information. OMI commenced legal proceedings in the Australia Federal Court seeking declaratory relief and injunctions restraining RTI from making further unjustified threats.

On 26 June 2007, the Federal Court of Australia heard part of OMI's application. The matters dealt with related to the declarations sought by OMI that the 2004 and 2006 letters from RTI's lawyers contained unjustified threats. On 30 August 2007 the Court decided that RTI's threats were unjustified and awarded costs in favour of OMI. OMI's application for a declaration of non-infringement of RTI's Australian patent was adjourned on 26 June 2007 due to a late amendment to RTI's defence raising technical matters regarding OMI's relevant patent. RTI sought to have OMI's claims dismissed on this technicality. That application failed. A further hearing date of 1 April 2008 has been set for the trial of OMI's claim for a declaration of non-infringement of RTI's Australian patent.

Remuneration

The Remuneration Report is set out on pages 11 to 13 and forms part of this report.

This report is made with a resolution of the directors.

Don Mackenzie
Director
27 September 2007

PKF

Chartered Accountants
& Business Advisers

Occupational & Medical Innovations Limited

Auditor's Independence Declaration

As lead engagement partner for the audit of the Occupational and Medical Innovations Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

....
PKF
Chartered Accountants

....
Wayne Wessels
Partner
27 September 2007

Tel: 61 7 3226 3555 | Fax: 61 7 3226 3500 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 6, 10 Eagle Street | Brisbane | Queensland 4000 | Australia
GPO Box 1078 | Brisbane | Queensland 4001 | Australia

Occupational & Medical Innovations Limited

Remuneration report

Directors' and executive officers' emoluments

Remuneration levels for directors and executives are determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. Remuneration packages comprise only a fixed salary component. The remuneration structures in place are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account the following:

- The capability and experience of the directors and executives; and
- The directors and executives ability to control the financial performance of its operations.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits, if applicable), as well as employer contributions to superannuation funds. Remuneration levels are reviewed annually by the Board through a process that considers the overall performance of the consolidated entity. In addition, external consultants provide analysis, and when requested, advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Service agreements

Executives have service agreements that are capable of termination within three months. In the event of termination or resignation, employees are entitled to their statutory entitlements to annual leave and long service leave, if applicable. There are no service agreements with the any of the directors. The remuneration agreement for the CEO is $225,000 per annum inclusive of superannuation and motor vehicle allowance plus incentive options. Refer to Note 29 of this financial report for details on the option plan.

Non-executive directors

Total aggregate remuneration for all non-executive directors approved by shareholders at an annual general meeting totalled $500,000 (plus statutory superannuation). Set out in the table below is a summary of the payments to non-executive directors which includes superannuation at the current rate of 9%.

Directors' fees cover all main Board activities. Directors who perform additional duties (eg extended business related travel overseas, special projects relating to production of half year and annual reports) over and above that of normal director's duties are remunerated on commercial terms and conditions. Details of the nature and amount of each major element of each director and each of the most highly remunerated officers are as follows:

Occupational & Medical Innovations Limited

Remuneration report (continued)

Details of remuneration

Total remuneration of directors for the year ended 30 June 2007 is set out below:

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary/ Other**	**Non-cash benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Non Executives						
D Shirley	44,508	10,000 (b)	-	-	-	54,508
I Fraser	5,417	-	-	33,914	-	39,331
T Skene	33,137	94,000 (c)	-	-	-	127,137
D Mackenzie	43,000	10,290 (a)	-	3,870	-	53,290
M Rogers	16,670	-	-	-	-	16,670
A Cray	12,715	-	-	1,144	-	13,859
Sub Total	155,447	114,290	-	38,928	-	308,665
Executives						
B Kiehne	24,000	151,397	3,707	13,626	-	192,730
Total	179,447	265,687	3,707	53,554	-	501,395

Included in salary/other are payments made to Directors:

(a) Secretarial and other services provided by Mr D Mackenzie totalling $10,290 (2006: $17,760)
(b) Managerial and other services provided by Mr D Shirley totalling $10,000 (2006: $Nil)
(c) Managerial and other services provided by Mr T Skene totalling $94,000 (2006: $Nil)

Payments made to Directors are for services provided over and above what could be reasonably expected from their role as a non-executive Directors. Mr Skene acted in the CEO role from October 2006 to the date of Mr Austin's commencement in April 2007, and has remained, with the Board's approval, on special duties associated with the commercialisation of the Company's products. At the Board's request and with its' approval, Mr Shirley has assumed certain management responsibilities associated with litigation involving the Company.

Total remuneration of directors for the year ended 30 June 2006 is set out below.

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary**	**Non-cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Non Executives						
I Fraser	97,500	-	-	8,775	-	106,275
D Mackenzie	43,000	17,760	-	3,870	-	64,630
M Rogers	46,548	-	-	-	-	46,548
A Cray	43,000	-	-	3,870	-	46,548
Sub Total	230,048	17,760	-	16,515	-	264,323
Executives						
B Kiehne	24,000	153,543	3,176	15,979	-	196,698
Total	254,048	171,303	3,176	32,494	-	461,021

Occupational & Medical Innovations Limited

Remuneration report

Details of remuneration (continued)

Total remuneration of key executives for the year ended 30 June 2007 is set out below:

	Short-term benefits		*Post employment benefits*	*Share based payments*	
Key Executive	**Salary**	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	33,321	10,355	2,999	-	46,675
M Austin	40,828	-	3,675	4,397	48,900
Total	74,149	10,355	6,674	4,397	95,575

The percentage of M Austin's remuneration comprising share based payments was 9%.

Total remuneration of the key executives for the year ended 30 June 2006.

	Short-term benefits		*Post employment benefits*	*Share based payments*	
Key Executive	**Salary**	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	106,129	12,504	9,552	-	128,185
Total	106,129	12,504	9,552	-	128,185

Occupational & Medical Innovations Limited

Corporate Governance Statement

The Board and management of Occupational & Medical Innovations Limited ("the Company" or "OMI") are committed to acting responsibly, ethically and with the highest standards of integrity as it strives to create shareholder value. This requires sound corporate governance principles and practices to be adopted by the Board and implemented with commitment through all levels of management and staff.

This statement reflects the practices of OMI during the year and to the date of this report.

1. Compliance with the ASX Corporate Governance Council Best Practice Recommendations

The ASX Listing Rules require companies to include in their annual report a statement disclosing the extent to which they have followed the ASX Corporate Governance Council Best Practice Recommendations in the reporting period ("Recommendations").

At the date of this report, OMI considers that its governance practices comply with all of the Recommendations unless otherwise stated.

2. The Board of Directors membership and expertise of the Board

The Board of Directors comprises four non-executive directors and one executive director, Mr Bruce Kiehne. The current Chairman is an independent, non-executive director. The current Board composition, with details of directors' skills, experience and special expertise is set out on pages 5 and 6 of this Annual Report.

Board role and responsibilities

The Board is accountable to shareholders for the performance of the Consolidated Entity with the specific responsibilities of the Board including:

- Approving the strategic direction, policies and budgets of the Consolidated Entity and seeing that these are followed together with approving the risk profile and ensuring processes are in place to manage risk.
- Monitoring financial performance including approval of the annual and half year financial statements and reports.
- Ensuring senior executive appointments, performance, remuneration, development and succession planning are monitored through effective human resource management systems.
- Establishing compliance systems that cover obligations for following corporate governance principles, and continuous disclosure to the market and shareholders.

Board size and composition

The Board size and composition is determined by the directors within the limits imposed by the Constitution which provides that the maximum number of directors is 8 and the minimum is 4.

As at 30 June 2007, there were four directors, comprising three independent non-executive directors and one executive director.

The selection and role of the Chairman

The Chairman is selected by the Board from non-executive directors, and is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted, and for ensuring directors are properly briefed for meetings.

Directors' independence

OMI recognises that independent directors have an important role in ensuring that the Board fulfils its responsibilities and holds management accountable for the performance of the Consolidated Entity.

Each year the Board assesses the independence of its non-executive directors in the light of the interests disclosed by those directors. It has formed the view that as at 30 June 2007, the Chairman and the other three non-executive directors were independent.

Avoidance of conflicts of interests by directors

In accordance with the Corporations Act, any director with a material personal interest in a matter must not be present when the matter is being considered and may not vote on the matter.

Meetings and the work of the Board

The Board meets monthly, and at other times to deal with specific matters requiring attention between scheduled meetings. While a standard agenda is adopted for each meeting, there is flexibility in its application to adequately monitor operational, financial, strategic, regulatory and other major risk areas throughout the year.

Performance review

Board

Each year the individual performance of directors who are seeking re-election at the next Annual General Meeting are reviewed by the directors not seeking re-election, who will then make a recommendation to shareholders on their re-election.

Key executives

The Board oversees the performance of the executive director and the General Manager and takes account of their performance in achieving the strategic objectives. The remuneration of these executives is described in the Remuneration Report.

Nomination and appointment of new directors

There is no separate Nomination Committee but the Board considers matters collectively at Board level and in considering new appointments, the Board assesses the suitability of a prospective director by taking into account the appropriate skills and characteristics needed by the Board to maximise its effectiveness, considering its present and future needs. New directors are provided with a letter of appointment setting out their responsibilities, rights and the terms and conditions of employment.

The Constitution provides for new directors appointed by the Board to stand for election at the following Annual General Meeting, and for all directors to stand for re-election at least every three years. An election of directors is held at every Annual General Meeting.

Board access to information and advice

Directors have a right of access to employees, advisers and records. In relation to their duties and responsibilities, directors have access to the advice and counsel of the Chairman and Company Secretary, and have the right to seek independent professional advice at the company's expense, if required, after prior consultation with the Chairman.

3. Board committees

Committee structure and membership

The Board has established only one Board committee, the Audit and Risk Management Committee, to assist in the execution of its duties and to allow detailed consideration of complex and significant matters. The committee has its own charter which has been approved by the Board and sets out the committee's corporate governance roles and responsibilities, composition, structure, membership requirements and the manner in which the committee operates. Minutes of this committee are tabled at the next Board meeting. The Board as a whole addresses the issues relating to matters normally dealt with by Nomination and Remuneration Committees, and the scope of the responsibilities is detailed in the Remuneration Report.

Board Committees (continued)

Committee structure and membership (continued)

Due to the low number of employees and the nature of the Consolidated Entity's activities, the Board has not formed a Health, Safety and Environment committee but the Board monitors these matters as part of their normal Board processes.

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises two non-executive directors who are both independent directors and comprises Don Mackenzie (Chairman) and David Shirley. The committee has appropriate expertise with both members having accounting/secretarial qualifications and an understanding of the industry in which OMI operates.

The committee meets a minimum of twice a year, with an agenda for each meeting being prepared with comprehensive papers circulated to the committee for each meeting.

The audit committee's principle functions are:

- Review the half yearly and annual financial reports
- Make recommendations to the Board on the adoption of the financial statements
- Provide the Board with additional assurance regarding the quality and reliability of financial information
- Review the independence of the external auditor, including the nature and level of non-audit services provided, and reports to the full Board on this issue every six months.

4. External audit

External audit role

The Board regards the external auditor as a key protector of shareholders' interests, and believes that the auditor's independence is essential to ensuring that the Consolidated Entity's financial reports are true and fair, and meet the highest standards of financial integrity.

External audit policy

The auditor, PKF Chartered Accountants, has declared its independence to the Board. The Committee has examined detailed material provided by the external auditor and by management and has satisfied itself that the standards for auditor independence and associated issues are fully complied with.

Attendance at Annual General Meetings

OMI's external auditor attends the Annual General Meeting and is available to answer shareholder questions.

5. Risk management compliance and internal controls

The Board is responsible for seeing that there are appropriate policies in relation to risk oversight and management, and internal control systems. The policies are aimed to ensure strategic, operational, legal, reputational, product and financial risks are identified, assessed, addressed and monitored to enable achievement of its business objectives.

6. Remuneration

Executive remuneration

The Board ensures that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop appropriately skilled staff and deliver value to shareholders. Remuneration for senior executives is based on fixed remuneration. Further information is included in the Remuneration Report.

Executive remuneration (continued)

Remuneration of non-executive directors

Non-executive directors are remunerated separately from executive management with the payment being made within the limit set by shareholders and reviewed annually using external data, when required, to ensure that such fees are reasonable and consistent with market norms. Directors who perform additional duties (eg extended business related travel overseas, special projects relating to production of half year and annual reports) over and above that of normal director's duties are remunerated on commercial terms and conditions.

Further information on the remuneration of non-executive directors is included in the Remuneration Report on pages 11 to 13.

7. Corporate responsibility

Conduct

Compliance with the law and acting with a high level of integrity is expected of all directors and employees and OMI encourages the reporting of unlawful and unethical behaviour, actively promotes and monitors compliance with its policies, and protects those who report breaches in good faith.

Security dealings

OMI has adopted a policy concerning trading in the company's securities by directors, officers and employees which precludes dealing in securities in the company from 1 July each year until 24 hours after the announcement of preliminary final results, and from 1 January each year until 24 hours after the announcement of half yearly results.

Share trading is prohibited at any time by a director, or any officer or employees of the Consolidated Entity, if they are in possession of price sensitive information that is not available to the market and that could reasonably be expected to influence the market, and may not engage in short term dealings in securities of the company at any time.

In addition, directors and senior management must give prior notification for any proposed dealing to the Chairman, and for a director details of any transaction must be given to the ASX no more than five days after the change occurs.

Continuous disclosure and shareholder communication

A continuous disclosure regime operates and policies and procedures are in place which ensures matters that a person could reasonably expect to have a material effect on the share price are announced to the ASX in a timely manner. The Company Secretary has primary responsibility for communications with Australian Stock Exchange Limited.

The Company aims to keep shareholders informed of its performance and all major developments on an ongoing manner. Information is communicated to shareholders through the annual report which is distributed to all shareholders (unless specifically requested otherwise).

Shareholders are also encouraged to participate in the Annual General Meeting to ensure a high level of accountability and identification with its strategies and goals. Important issues are presented to shareholders as single resolutions.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

INCOME STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Revenue					
Revenue from continuing activities	3	515,094	647,563	84,853	117,528
Expenditure					
Expenditure from continuing activities	4	(3,493,854)	(15,193,362)	(2,630,354)	(27,463,943)
Finance costs		(76,683)	(9,801)	(74,976)	-
Profit/(loss) before income tax		(3,055,443)	(14,555,600)	(2,620,477)	(27,346,415)
Income tax (expense)/benefit	5	227,694	289,082	-	-
Profit/(loss) for the year		(2,827,749)	(14,266,518)	(2,620,477)	(27,346,415)
Basis loss per share	16	(0.09) cents	(41.94) cents		
Diluted loss per share	16	(0.09) cents	(41.94) cents		

The above Income Statements should be read in conjunction with the attached notes

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

BALANCE SHEETS
AS AT 30 JUNE 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Current Assets					
Cash and cash equivalents	6	1,445,144	1,226,529	1,200,785	1,055,530
Trade and other receivables	7	314,722	424,039	25,079	13,562
Other assets	8	309,091	225,570	120,000	10,000
Total Current Assets		2,068,957	1,876,138	1,345,864	1,079,092
Non-Current Assets					
Property, plant and equipment	9	211,531	374,099	-	-
Other financial assets	10	-	-	3,800,000	3,800,000
Intangible assets	11	3,800,000	3,800,000	-	-
Total Non-Current Assets		4,011,531	4,174,099	3,800,000	3,800,000
Total Assets		6,080,488	6,050,237	5,145,964	4,879,092
Current Liabilities					
Trade and other payables	12	822,132	128,554	795,007	67,654
Other financial liabilities	13	121,319	139,001	-	-
Provisions	14	160,342	118,592	-	-
Total Current Liabilities		1,103,793	386,147	795,007	67,654
Non-Current Liabilities					
Other financial liabilities	13	1,251,307	26,848	1,250,000	-
Provisions	14	30,000	24,000	-	-
Total Non-Current Liabilities		1,281,307	50,848	1,250,000	-
Total Liabilities		2,385,100	436,995	2,045,007	67,654
NET ASSETS		**3,695,388**	**5,613,242**	**3,100,857**	**4,811,438**
Equity					
Share Capital	15	35,322,244	34,412,348	35,322,244	34,412,348
Accumulated losses		(31,626,856)	(28,799,106)	(32,221,387)	(29,600,910)
TOTAL EQUITY		**3,695,388**	**5,613,242**	**3,100,857**	**4,811,438**

The above Balance Sheets should be read in conjunction with the attached notes

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Cash flow from Operating Activities					
Receipts from customers		532,291	573,045	-	33,231
Payments to suppliers and employees		(3,072,955)	(3,055,049)	(1,182,841)	(905,523)
Interest received		100,290	114,533	84,583	99,703
Research and development concession refund		289,082	203,767	-	-
Finance costs paid		(76,683)	(9,801)	(74,976)	-
Net cash provided by/(used in) operating activities	24	(2,227,975)	(2,173,505)	(1,172,964)	(772,589)
Cash flow from Investing Activities					
Payments for property, plant and equipment		(310)	(16,838)	-	-
Payments for intangibles		-	(31,594)	-	-
Proceeds from sale of plant and equipment		34,624	-	-	-
Net cash provided by/(used in) investing activities		34,314	(48,432)	-	-
Cash flow from Financing Activities					
Proceeds from share issue		655,499	1,438,840	655,499	1,438,840
Proceeds from convertible notes issue		1,500,000	-	1,500,000	-
Proceeds from director loan		300,000	-	300,000	-
Funds provided to controlled entities		-	-	(1,137,280)	(1,539,866)
Proceeds from /(Repayment of) borrowings		(43,233)	(70,977)	-	-
Net cash provided by/(used in) financing activities		2,412,276	1,367,863	1,318,219	(101,026)
Net increase/(decrease) in cash and cash equivalents held		218,615	(854,074)	145,255	(873,615)
Cash and cash equivalents at the beginning of the year		1,226,529	2,080,603	1,055,530	1,929,145
Cash and cash equivalents at the end of the year	6	1,445,144	1,226,529	1,200,785	1,055,530

The above Statements of Cash Flows should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2007

Consolidated Entity

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2006	34,412,348	(28,799,106)	5,613,242
Shares issued during the year	905,499	-	905,499
Options issued to executives	4,397	-	4,397
Loss for the year	-	(2,827,749)	(2,827,749)
Balance at 30 June 2007	35,322,244	(31,626,856)	3,695,388

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2005	32,973,508	(14,532,588)	18,440,920
Shares issued during the year	1,438,840	-	1,438,840
Loss for the year	-	(14,266,518)	(14,266,518)
Balance at 30 June 2006	34,412,348	(28,799,106)	5,613,242

Parent Entity

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2006	34,412,348	(29,600,910)	4,811,438
Shares issued during the year	905,499	-	655,432
Options issued to executives	4,397	-	4,397
Loss for the year	-	(2,620,477)	(2,620,477)
Balance at 30 June 2007	35,322,244	(32,221,387)	3,100,857

	Share Capital	Accumulated Losses	Total
Balance at 1 July 2005	32,973,508	(2,254,495)	30,719,013
Shares issued during the year	1,438,840	-	1,438,840
Loss for the year	-	(27,346,415)	(27,346,415)
Balance at 30 June 2006	34,412,348	(29,600,910)	4,811,438

The above Statements of Changes in Equity should be read in conjunction with the attached notes

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

1. INTRODUCTION

The financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001.

Operations and principal activities

The principal operations and activities of the Consolidated Entity during the year were the development and marketing of safety equipment used in the medical industry.

Currency

The financial report is presented in Australian dollars rounded to the nearest dollar.

Authorisation of the financial report

The audited financial report was authorised for issue on 27 September 2007 by the directors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted by Occupational & Medical Innovations Limited in preparing the financial statements have been consistently applied by each entity in the Consolidated Entity.

(a) Principles of Consolidation

The consolidated financial report includes the financial statements of Occupational & Medical Innovations Limited ("Parent Entity") and its controlled entities. Occupational & Medical Innovations Limited and its controlled entities are together referred to in the financial report as the "Consolidated Entity". The effects of all transactions between entities in the Consolidated Entity have been eliminated in full and the consolidated financial report has been prepared using uniform accounting policies for like transactions and other events in similar circumstances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Income Tax

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Tax Consolidation

Occupational & Medical Innovations Limited is head entity in a tax consolidated group and is currently entering into a tax sharing agreement with its controlled entities. The tax consolidated legislation was first applied for the year ended 30 June 2004.

Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the head entity in the tax-consolidated group. Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the consolidated entity's balance sheet and their tax values applying under tax consolidation.

The head entity, in conjunction with other members of the tax-consolidated group, is entering into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability/ receivable assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) are at call.

Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The head entity in conjunction with other members of the tax-consolidated group, is also entering into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

(c) Property, Plant and Equipment

Plant and equipment are stated at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The depreciation rates per class of asset are as follows:

Class of asset	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	7.5-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Impairment of assets

At each reporting date, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Consolidated Entity makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less costs to sell is based on the best information available to reflect the amount that could be obtained at the reporting date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

(e) Going Concern Basis for Accounting

The financial report has been prepared on a going concern basis which assumes the continuity of normal business operations and the realisation of assets and the settlement of liabilities in the ordinary course of business.

Subsequent to 30 June 2007 the Consolidated Entity has executed a distribution agreement with a major medical distributor in the United States of America. The directors are of the view that the execution of this distribution agreement has adequately addressed previous concerns expressed in prior financial reports about the ability of the Consolidated Entity to continue as a going concern. The distribution agreement indicates potential minimum order quantities in certain circumstances.

The Consolidated Entity incurred a loss of $2,827,749 for the year ended 30 June 2007 and has accumulated losses of $31,626,856 at that date. These factors may indicate that the probability of going concern problems arising is not low. The directors are of the view that the distribution agreement with the US distributor referred to in the preceding paragraph will generate sufficient net cash inflows to enable the Consolidated Entity to fund its operations and pay its debts as they fall due. The timing of the resultant sales from this distribution agreement may require the directors to obtain other sources of funding in the intervening period. The directors believe that alternative sources of funding will be available to the Consolidated Entity principally from the exercise of existing share options by option holders, from sales in Australia and/or from placement or raising activity as foreshadowed in the Chairman's Report above (if the Board considers such activity is appropriate at that time).

Based on the views outlined above, the directors believe that the going concern basis of preparation is appropriate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Employee Benefits

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and
- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(g) Revenue Recognition

(i) Sales Revenue

Revenue from the sale of goods is recognised when all significant risks and rewards of ownership have been transferred to the buyer. In most cases this coincides with the transfer of legal title or the passing of possession to the buyer.

(ii) Interest Revenue

Interest revenue is recognised using the effective interest method.

(h) Intangibles

Research expenditure is recognised as an expense as incurred.

Costs incurred on development projects (relating to the design and testing of new or improved products and technologies) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including the original patent application costs, costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

The directors review the carrying value of intangibles to ensure the carrying value does not exceed the recoverable amount and when an impairment in value has arisen, the intangible asset is written down.

Patent renewal costs are written off as an expense as they are incurred.

(i) Trade and Other Payables

Trade and other payables represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Trade and Other Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date, less provisions for doubtful debts.

(k) Financial Liabilities

Borrowings are recognised in the financial statements at amortised cost.

(l) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(m) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and in banks and investments in money market instruments.

(n) Leases

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property, without transferring the legal ownership, and operating leases under which the lessor effectively retains substantially all the risks and benefits.

Where assets are acquired by means of finance leases, the present value of future minimum lease payments is established as an asset at the beginning of the lease term and amortised on a straight line basis over the expected economic life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense.

Operating lease payments are recognised as an expense on a straight line basis over the lease term.

(o) Translation of Foreign Currency Items

Transactions in foreign currencies are initially measured and brought to account at the rate of exchange in effect at the date of each transaction.

Foreign currency monetary items outstanding at balance date have been translated at the spot rates current at balance date.

Exchange differences relating to monetary items have been brought to account in the Income Statement in the financial year in which the exchange rates change as exchange gains or losses.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets (other than receivables) are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Goods and Services Tax (GST) (continued)

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

- *Recoverable amount of Intangible Assets*
  The Consolidated Entity determines whether intangibles are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash generating units to which the intangibles are allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of intangibles are discussed in Note 11.

- *Recoverable amount of Investments in Controlled Entities*
  It is assumed that the investment in the controlled entity Jireh Tech Pty Ltd (refer note 10) will be recovered through the commercialisation of the patented medical devices, generating sufficient funds for repayment.

(r) Early adoption of accounting standards

The following standards, amendments to standards and interpretations have been identified as those which may impact the Consolidated Entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing these financial statements:

- AASB 101 *Presentation of Financial Statements* (October 2006) has deleted the Australian specific Illustrative Financial Report Structure and reinstated the current IASB 1 guidance on Illustrative Financial Statement Structure. The revised AASB 101 is applicable for annual reporting periods beginning on or after 1 January 2007.

- AASB7 *Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards* [AASB132, AASB114, AASB117, AASB133, AASB139, AASB1, AASB4, AASB1023 & AASB1038] AASB7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Company's financial instruments.

- AASB 2007-4 'Amendments to Australian Accounting Standards arising from ED151 and other amendments.' AASB 2007-4 is applicable to reporting periods commencing on or after 1 July 2007. The Company has not early adopted the amending standard. Application of the amending standard will not affect any of the amounts recognised in the financial statements and is expected to only impact disclosures contained within the financial report.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
3. REVENUES				
Operating revenue				
Sale of goods	413,451	516,817	-	-
Non-operating revenue				
Interest	100,290	114,533	84,853	99,703
Other	1,353	16,213	-	17,825
	515,094	647,563	84,853	117,528

4. EXPENSES

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Employee costs and directors fees	1,077,990	1,275,274	285,336	287,444
Depreciation	129,607	138,702	-	-
Accounting	42,450	50,025	42,450	50,025
Amortisation	-	978,188	-	169,215
Consulting fees	133,492	34,049	124,815	24,960
Insurance	143,282	227,143	23,212	19,823
Legal costs	785,002	379,405	766,845	376,988
Legal settlements	158,483	-	158,483	-
Listing expenses	36,399	68,770	36,399	68,558
Travel	173,466	249,475	15,306	25,444
Patent fees	152,183	127,117	-	-
Printing and stationery	22,995	33,498	13,500	20,274
Rent	82,398	54,120	-	-
Cost of goods sold	322,633	378,541	-	-
Repairs and maintenance	-	510	-	-
Computer expenses	24,919	9,690	-	1,643
Impairment loss on intangibles	-	10,955,979	-	2,483,362
Impairment loss on investments in controlled entities	-	-	-	12,764,639
Impairment loss on controlled entities loans	-	-	1,137,280	11,151,211
Other expenses from ordinary activities	208,555	232,876	26,728	20,357
	3,493,854	15,193,362	2,630,354	27,463,943

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$

5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on loss before income tax expense. The difference is reconciled as follows:

Prima facie tax benefit on loss before tax calculated at 30% (2006: 30%)	(916,633)	(4,366,681)	(786,143)	(9,343,925)
Tax effect on non deductible expenses:				
Amortisation	-	291,249	-	50,765
Impairment loss on intangibles	-	3,286,794	-	745,009
Impairment loss on loans and investments in controlled entities	-	-	341,184	8,314,755
Other non deductible items	566	1,235	249	378
Deferred tax asset not brought to account	916,067	787,403	444,710	233,018
R&D concession refund	227,694	289,082	-	-
Income tax (expense)/benefit	227,694	289,082	-	-

Potential deferred tax assets at 30% (2006: 30%) attributable to tax losses and temporary differences carried forward, amounting to $3,942,436 (2006: $3,026,369) for the Consolidated Entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the deferred tax as virtually certain. These benefits will only be obtained if:

(a) the Consolidated Entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) the Consolidated Entity continues to comply with the conditions for deductibility imposed by law; and
(c) no changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from the deduction for the loss.

Dividend imputation
The balance of the franking account of the parent entity at the end of the year was nil. No dividends were paid during the year.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$

6. CASH AND CASH EQUIVALENTS

Cash on hand	2,494	3,798	-	-
Cash at bank	541,057	289,914	299,192	122,713
Cash on deposit	901,593	932,817	901,593	932,817
	1,445,144	1,226,529	1,200,785	1,055,530

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$

7. TRADE AND OTHER RECEIVABLES

Current				
Trade accounts receivable	45,844	869	4,257	-
Other	268,878	423,170	20,822	13,562
Receivables from controlled entities	-	-	1,137,280	11,151,211
Impairment loss recognised	-		(1,137,280)	(11,151,211)
	314,722	424,039	25,079	13,562

8. OTHER CURRENT ASSETS

Prepayments	170,793	217,399	-	-
Other	138,298	8,171	120,000	10,000
	309,091	225,570	120,000	10,000

9. PROPERTY, PLANT & EQUIPMENT

Plant and equipment at cost	859,331	888,159	-	-
Accumulated depreciation	(647,800)	(536,131)	-	-
	211,531	352,028	-	-
Leased assets and leasehold improvements	-	48,708	-	-
Accumulated amortization	-	(26,637)	-	-
	-	22,071	-	-
	211,531	374,099	-	-

Movements during the year:

Plant and equipment				
Beginning of the year	352,028	473,892	-	-
Additions	310	16,838	-	-
Disposals	(11,200)	-	-	-
Depreciation	(129,607)	(138,702)	-	-
	211,531	352,028	-	-
Leased assets and leasehold improvements				
Beginning of the year	22,071	29,428	-	-
Additions	-	-	-	-
Disposals	(22,071)	-	-	-
Amortisation	-	(7,357)	-	-
	-	22,071	-	-

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
10. OTHER NON-CURRENT FINANCIAL ASSETS				
Investment in controlled entities - at cost	-	-	16,564,639	16,564,639
Impairment loss recognised	-	-	(12,764,639)	(12,764,639)
	-	-	3,800,000	3,800,000

11. INTANGIBLES

	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
Patents at cost	19,685,603	19,685,603	3,381,523	3,381,523
Accumulated amortisation and impairment	(15,885,603)	(15,885,603)	(3,381,523)	(3,381,523)
	3,800,000	3,800,000	-	-
Movements during the year:				
Opening balance	3,800,000	15,695,216	-	2,652,577
Additions	-	31,594	-	-
Amortisation	-	(970,831)	-	(169,215)
Impairment loss recognised	-	(10,955,979)	-	(2,483,362)
Closing balance	3,800,000	3,800,000	-	-

The recoverable carrying value of the intangible assets (patents) that can, in the Directors opinion, be supported is $3.8 million. The recoverable amount has been determined based on "value in use" by estimating the future discounted cash flows of the Consolidated Entity's products.

The carrying value of the intangible assets comprises both the value of the scalpels and the value of the syringes in the Australian market. The key assumptions on which the discounted cash flows are based are as follows:

	Scalpel	Syringe
Sales growth	5%	4%
Discount rate	11.80%	14.64%
Terminal value multiple	8.00	6.80

Cash flows based on financial forecasts approved by the Directors have been projected over 5 years. The key assumptions used to determine the value reflect past experience and are consistent with external sources of information.

30 June 2006

The recoverable amount of the intangible assets was determined based on "fair value less costs to sell" by capitalisation of estimated Future Maintainable Earnings at an appropriate earnings multiple. The appropriate earnings multiple was based on Director's best estimates after considering multiples for entities whose businesses are comparable to that of the cash generating unit being considered.

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
12. TRADE AND OTHER PAYABLES				
Trade accounts payable and accruals	522,132	128,554	495,007	67,654
Director loan (unsecured)	300,000	-	300,000	-
	822,132	128,554	795,007	67,654
Included in trade accounts payable are amounts payable in US dollars translated at the spot rate at year end	24,976	11,034	-	-

On 2 November 2006 B Kiehne (Director) advanced the Parent $300,000. The loan is interest free, and at the option of the Parent, will be repaid in either cash or the issue of shares in the Parent. Under the loan agreement with B Kiehne the minimum price for any shares issued to repay the loan is $1.00 per share. The directors will determine the method of repayment in time for a resolution to be put to the 2007 Annual General Meeting of the Parent to approve the issue of shares to Mr Kiehne (if required).

13. OTHER FINANCIAL LIABILITIES

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Current				
Insurance finance (unsecured)	118,901	119,896	-	-
Hire purchase (secured)	2,418	19,105	-	-
	121,319	139,001	-	-
Non-current				
Convertible notes (secured)	1,250,000	-	1,250,000	-
Hire purchase (secured)	1,307	26,848	-	-
	1,251,307	26,848	1,250,000	-

Hire purchase liabilities are fully secured by applicable hire purchase assets.

The terms of the convertible notes are as follows:

Issue price:	$0.35
Conversion period:	6 months after the date of issue and expiring on the redemption date
Redemption date:	30 September 2009
Interest rate:	10% per annum
Conversion terms:	A noteholder may convert at anytime during the conversion period. Notes will convert to one OMI share. If the share price falls below $0.28 at the time of conversion share are converted at an issue price per OMI share equal to 90% on the date of conversion (ie. 1.1 shares for every note).
Early redemption:	All early redemptions to be made at 110% of the face value
Security and ranking:	First ranking fixed and floating charge over the undertakings and assets of Occupational & Medical Innovations Limited
Grant of options:	One option for every issued note at nil consideration
Option exercise period:	From date of issue until 30 September 2009

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
14. PROVISIONS				
Current				
Employee benefits	160,342	118,592	-	-
Non-current				
Employee benefits	30,000	24,000	-	-

15. SHARE CAPITAL

Issued shares:				
33,617,673 (2006: 31,178,626) ordinary shares	35,322,244	34,412,348	35,322,244	34,412,348

Ordinary shares entitle the holder to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

Shares issued during the period

Opening balance	34,412,348	32,973,508	34,412,348	32,973,508
823,000 ordinary shares at $1.08 each	-	888,840	-	888,840
825,000 ordinary shares at $0.67 each	-	550,000	-	550,000
641,428 options exercised at $0.35 each	224,499	-	224,499	-
714,286 convertible notes converted to ordinary shares at $0.35 each	250,000	-	250,000	-
1,000,000 ordinary shares at $0.386 each	386,000	-	386,000	-
83,333 ordinary shares at $0.54 each	45,000	-	45,000	-
Options issued to executives	4,397	-	4,397	-
Closing balance	35,322,244	34,412,348	35,322,244	34,412,348

Options granted with issue of convertible notes:

The Consolidated Entity issued convertible notes during the period. For each note issued, the subscriber received one option over ordinary OMI shares. The details of the options on issue at the date of this report are:

Number of options granted	Number of options exercised	Number of options at period end	Exercise price	Expiry date
4,285,713	641,428	3,664,285	$0.35	30 September 2009

The options have no voting or dividend rights.

Options to the CEO:

During the year options were granted to the CEO. Refer to Note 29 for details.

16. EARNINGS PER SHARE

	Consolidated Entity 2007	Consolidated Entity 2006
Basic loss per share	(0.09) cents	(41.94) cents
Diluted loss per share	(0.09) cents	(41.94) cents
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	$31,918,822	$30,572,077
Net (loss) used in calculating basic (loss) per share	($2,827,749)	($14,266,518)

The following financial instruments are not included in the above calculation because they are anti-dilutive:

Options (refer Note 15)
Director loan (refer Note 12)
Convertible notes (refer Note 13)
CEO options (refer (Note 29)

17. AUDITORS' REMUNERATION

	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
Services provided by the parent entity's auditor - PKF				
Assurance services				
Audit and review of financial reports	35,000	35,000	35,000	35,000

18. KEY MANAGEMENT PERSONNEL

The names and position held by each person holding a position of key management personnel in the Consolidated Entity during the year to 30 June 2007 were:

Name	Title
D Shirley	Non-executive Chairman (appointed Non-executive Director November 2006)
I Fraser	Non-executive Director (resigned January 2007)
B Kiehne	Executive Director
T Skene	Non-executive Director (appointed October 2006)
D Mackenzie	Non-executive Director
M Rogers	Non-executive Director (resigned November 2006)
A Cray	Non-executive Director (resigned October 2006)
M Austin	Chief Executive Officer (appointed March 2007)
P Rea	General Manager (resigned October 2006)

18. KEY MANAGEMENT PERSONNEL (continued)

Directors' and executive officers' emoluments

Remuneration levels for Directors and Executives of the Consolidated Entity are determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. The remuneration structures in place in the Consolidated Entity are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account the following:

- The capability and experience of the directors and senior executives; and
- The directors and senior executives ability to control the financial performance of the Consolidated Entity's operations.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits, if applicable), as well as employer contributions to superannuation funds. Remuneration levels are reviewed annually by the Board through a process that considers the overall performance of the Consolidated Entity. In addition, external consultants provide analysis, and when requested, advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Service agreements

Executives have service agreements that are capable of termination within three months. In the event of termination or resignation, employees are entitled to their statutory entitlements to annual leave and long service leave, if applicable. There are no service agreements with the any of the directors. The remuneration agreement for the CEO is $225,000 per annum inclusive of superannuation and motor vehicle allowance plus incentive options. Refer to Note 29 for details on the option plan.

Non-executive directors

Total remuneration for all non-executive directors, which is periodically voted upon by shareholders at the annual general meeting, is not to exceed $500,000 in aggregate plus statutory superannuation. Director fees to non-executive directors currently total $194,375, which is inclusive of superannuation at the current rate of 9%.

Directors' fees cover all main Board activities. Directors who perform additional duties (eg extended business related travel overseas, special projects relating to production of half year and annual reports) over and above that of normal director's duties are remunerated on commercial terms and conditions. Details of the nature and amount of each major element of remuneration for each director of the Consolidated Entity and each of the most highly remunerated officers are as follows:

18. KEY MANAGEMENT PERSONNEL (continued)

Details of remuneration

Total remuneration of directors for the year ended 30 June 2007 is set out below:

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary/ Other**	**Non-cash benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Non Executives						
D Shirley	44,508	10,000 (b)	-	-	-	54,508
I Fraser	5,417	-	-	33,914	-	39,331
T Skene	33,137	94,000 (c)	-	-	-	127,137
D Mackenzie	43,000	10,290 (a)	-	3,870	-	53,290
M Rogers	16,670	-	-	-	-	16,670
A Cray	12,715	-	-	1,144	-	13,859
Sub Total	155,447	114,290	-	38,928	-	308,665
Executives						
B Kiehne	24,000	151,397	3,707	13,626	-	192,730
Total	179,447	265,687	3,707	53,554	-	501,395

(a) Secretarial and other services provided by Mr D Mackenzie totalling $10,290 (2006: $17,760)
(b) Managerial and other services provided by Mr D Shirley totalling $10,000 (2006: $Nil)
(c) Managerial and other services provided by Mr T Skene totalling $94,000 (2006: $Nil)

Payments made to Directors are for services provided over and above what could be reasonably expected from their role as a non-executive Directors. Mr Skene acted in the CEO role from October 2006 to the date of Mr Austin's commencement in April 2007, and has remained, with the Board's approval, on special duties associated with the commercialisation of the Company's products. At the Board's request and with its' approval, Mr Shirley has assumed certain management responsibilities associated with litigation involving the Company.

Total remuneration of directors for the year ended 30 June 2006 is set out below.

	Short-term benefits			*Post employment benefits*	*Share based payments*	
Director	**Director's Fee**	**Salary/ Other**	**Non-cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**	**$**
Non Executives						
I Fraser	97,500	-	-	8,775	-	106,275
D Mackenzie	43,000	17,760	-	3,870	-	64,630
M Rogers	46,548	-	-	-	-	46,548
A Cray	43,000	-	-	3,870	-	46,548
Sub Total	230,048	-	-	16,515	-	264,323
Executives						
B Kiehne	24,000	153,543	3,176	15,979	-	196,698
Total	254,048	171,303	3,176	32,494	-	461,021

18. KEY MANAGEMENT PERSONNEL (continued)

Total remuneration of key executives for the year ended 30 June 2007 is set out below:

	Short-term benefits		*Post employment Benefits*	*Share based payments*	
Executive	**Salary**	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	33,321	10,355	2,999	-	46,675
M Austin	40,828	-	3,675	4,397	48,900
Total	74,149	10,355	6,674	4,397	95,575

The percentage of M Austin's remunerations comprising share based payments was 9%.

Total remuneration of the key executives for the year ended 30 June 2006 is set out below:

	Short-term benefits		*Post employment Benefits*	*Share based payments*	
Executives	**Salary**	**Non-Cash Benefits**	**Superannuation**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
P Rea	106,129	12,504	9,552	-	128,185
Total	106,129	12,504	9,552	-	128,185

Shareholdings

Movements during the reporting period in the number of shares of the Company held directly or indirectly or beneficially by each director are as follows:

Name	Held at 1 July 2006	Received on the exercising of options	Net purchased/ (sold)	Held at 30 June 2007
B Kiehne (note 1)	4,245,073	-	-	4,245,073
I Fraser	27,500	142,857	(70,357)	100,000
D Shirley	-	-	-	-
T Skene (note 2, 3)	-	714,286	47,700	761,986
D Mackenzie	-	-	-	-
M Rogers	20,000	-	(20,000)	-
A Cray	486,399	-	(476,399)	10,000

Notes

1. Personally related parties of Mr Kiehne hold 2,672,162 shares (30 June 2006: 3,017,681).
2. The 47,700 shares shown against Mr Terry Skene's name were those that were held on his appointment as a Director.
3. The shares held by Mr Terry Skene include 47,700 shares which are held in the name of Fellcroft Pty Ltd (as trustee for the Skene Family Trust) in which he has a beneficial interest. Personally related parties of Mr Terry Skene hold 369,700 shares at 30 June 2007 and during the year purchased 101,700 shares.

18. KEY MANAGEMENT PERSONNEL (continued)

Directors' convertible notes holdings

Movements during the reporting period in the number of convertible notes of the Company held directly or indirectly or beneficially by each director are as follows:

Name	Held at 1 July 2006	Net purchased	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	-	142,857
D Shirley	-	-	-	-
T Skene	-	714,286	(714,286)	-
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-

Directors' and executives' options holdings

Movements during the reporting period in the number of options of the Company held directly or indirectly or beneficially by each director and key executives are as follows:

Name	Held at 1 July 2006	Issued with convertible notes	Converted to shares	Held at 30 June 2007
B Kiehne	-	-	-	-
I Fraser	-	142,857	142,857	-
D Shirley	-	-	-	-
T Skene	-	714,286	-	714,286
D Mackenzie	-	-	-	-
M Rogers	-	-	-	-
A Cray	-	-	-	-

Key Executive Shareholdings, Convertible Note Holdings and Options Holdings

See Note 29 (2006: nil).

19. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

20. SEGMENT INFORMATION

The Consolidated Entity operates predominantly in one business segment being the development and distribution of safety medical devices and predominantly in one geographical segment, being Australia.

21. RELATED PARTY TRANSACTIONS

Transactions with controlled entities:

Amounts due from controlled entities at beginning of year	-	-	-	-
Funds advanced to controlled entities	-	-	1,137,280	11,151,211
Impairment loss recognised	-	-	(1,137,280)	(11,151,211)
Amounts due from controlled entities at end of year	-	-	-	-

22. CONTROLLED ENTITIES

Controlled Entity	Country of Incorporation	Percentage of Shares Held 2007	Percentage of Shares Held 2006
OMI Research Pty Ltd	Australia	100%	100%
Jireh Tech Pty Ltd	Australia	100%	100%
OMI Inc	USA	100%	100%
OMI Manufacturing Pty Ltd	Australia	100%	100%
OMI Properties Pty Ltd	Australia	100%	100%

23. FINANCIAL INSTRUMENTS

Credit risk exposure

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the Balance Sheet net of any provisions for losses. The Consolidated Entity has minimal concentration of credit risk regarding receivables as at 30 June 2006 as 85% of the balance relates to the R&D concession refund which was received in August 2007.

Interest rate risk exposure

Exposures of the Consolidated Entity to interest rate risk on financial assets and liabilities are summarised as follows:

2007		Fixed Interest Rate Maturing				
	Non-interest bearing	1 year or less	1 to 5 years	Floating interest rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial assets:						
Cash	2,494	901,593	-	541,057	1,455,144	3.75%
Receivables	314,722	-	-	-	314,722	-
	317,216	901,593	-	541,057	1,769,866	
Financial liabilities:						
Trade accounts payable	522,132	-	-	-	522,132	-
Insurance finance	-	118,901	-	-	118,901	4.27%
Director loan	300,000	-	-	-	300,000	-
Convertible notes	-	-	1,250,000	-	1,250,000	10.00%
Hire purchase liabilities	-	2,418	1,307	-	3,725	9.54%
	822,132	121,319	1,251,307	-	2,194,758	
Net financial assets/ (liabilities)	(504,916)	780,274	(1,251,307)	541,057	(424,892)	

23. FINANCIAL INSTRUMENTS (continued)

2006	Non-Interest Bearing	Fixed Interest Rate Maturing: 1 Year or Less	Fixed Interest Rate Maturing: 1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial assets:						
Cash	3,798	932,817	-	289,914	1,226,529	5.06%
Receivables	424,039	-	-	-	424,039	-
	427,837	932,817	-	289,914	1,650,568	
Financial liabilities:						
Trade accounts payable	128,554	-	-	-	128,554	-
Insurance finance	-	119,896	-	-	119,896	4.27%
Hire purchase liabilities	-	19,105	26,848	-	45,953	9.54%
	128,554	139,001	26,848	-	294,403	
Net financial assets/ (liabilities)	299,283	793,816	(26,848)	289,914	1,356,165	

24. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts.

(ii) Reconciliation of net cash provided by operating activities to profit after tax

	Consolidated Entity 2007	Consolidated Entity 2006	Parent Entity 2007	Parent Entity 2006
	$	$	$	$
Net profit/(loss)	(2,827,749)	(14,266,518)	(2,620,477)	(27,346,415)
Depreciation	129,607	138,702	-	
Amortisation	-	978,188	-	169,215
(Gain)/loss on disposal of non-current assets	(1,353)	-	-	-
Impairment loss on intangibles	-	10,955,979	-	2,483,362
Impairment loss on investments in subsidiaries	-	-	-	12,764,639
Impairment loss on subsidiary loans	-	-	1,137,280	11,151,211
Options issued to executives	4,397	-	4,397	-
Changes in assets and liabilities:				
Trade and other receivables	117,487	(140,428)	(11,517)	7,429
Inventory	-	17,504	-	-
Other current assets	(91,692)	124,203	(110,000)	-
Trade payables and accruals	393,578	(27,332)	427,353	(2,030)
Provision for employee entitlements	47,750	46,197	-	-
	(2,227,975)	(2,173,505)	(1,172,964)	(772,589)

(iii) The Consolidated Entity has no credit standby arrangements as at 30 June 2007. Fully drawn loan facilities in the form of hire purchase arrangements are disclosed in note 25.

25. COMMITMENTS FOR EXPENDITURE

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	2,567	22,654	-	-
Later than one year not later than five years	1,309	27,910	-	-
	3,876	50,564	-	-
Future finance charges:				
Not later than one year	(149)	(3,549)	-	-
Later than one year not later than five years	(2)	(1,062)	-	-
Hire purchase liability	3,725	45,953	-	-

26. CONTINGENT LIABILITIES

The Parent has entered into a manufacturing agreement for the retractable syringe with the China Medical Group (CMG). Should the Parent terminate the agreement before its expiry date of 28 October 2008, there is a contingent liability for the unamortised cost of manufacturing equipment acquired by CMG with a cost of up to $2.5 million where the Parent has given written consent to CMG to purchase this equipment. The directors have no intention of terminating this agreement.

27. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland.

28. EVENTS SUBSEQUENT TO BALANCE DATE

On 24 September 2007 the company announced the appointment of a non-exclusive distributor in North America for its Auto Retractable Safety Syringe.

29. SHARE BASED PAYMENTS

The following options were granted to the Chief Executive Officer of the Consolidated Entity:

	Number of options granted	Exercise price	Expiry date
Officers			
Mr M Austin	1,000,000	$0.51	10 April 2010

The options were issued on 10 April 2007.

Tranche 1 - 333,333 Options – shall vest on 10 April 2008 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2008 is at least 2 times the Exercise Price.

Tranche 2 - 333,333 Options – shall vest on 10 April 2009 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2009 is at least 3 times the Exercise Price.

Tranche 3 - 333,333 Options – shall vest on 10 April 2010 provided however the average 30 day closing share price on the ASX of ordinary OMI shares as at 10 April 2010 is at least 4 times the Exercise Price.

The options have no voting or dividend rights.

Included under employee costs in the income statement is $4,397 which relates to the issue of the above options in consideration for services provided by M Austin.

The following table lists the inputs to the Black-Scholes option model used for the options granted in the 12 months to June 2007:

Dividend yield	%
Expected volatility	119%
Risk-free rate	6.45%
Expected life of options	3 years
Option exercise price	$0.51
Weighted average share price at exercise date	$.059

The expected volatility was determined using a historical sample of the Consolidated Entity's share price.

Directors' Declaration

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes are in accordance with the Corporations Act 2001, including:

(i) comply with the Accounting Standards and the Corporations Act 2001; and

(ii) giving a true and fair view of the Company's and the Consolidated Entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(b) as at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the directors have been given the declarations by the CEO and Company Secretary required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the Directors

D Mackenzie

Don Mackenzie
Director
27 September 2007

& Business Advisers

INDEPENDENT AUDIT REPORT

TO MEMBERS OF OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

We have audited the accompanying financial report of Occupational & Medical Innovations Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Occupational & Medical Innovations Limited (the company) and the consolidated entity. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Tel: 61 7 3226 3555 | Fax: 61 7 3226 3500 | www.pkf.com.au
PKF | ABN 83 236 985 726
Level 6, 10 Eagle Street | Brisbane | Queensland 4000 | Australia
GPO Box 1078 | Brisbane | Queensland 4001 | Australia

Auditor's Opinion

In our opinion:

The financial report of Occupational & Medical Innovations Limited is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

PKF

PKF
Chartered Accountants

Wayne Wessels
Partner
Dated at Brisbane this 27th day of September 2007

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Securities Exchange Limited Listing Rules and not disclosed elsewhere in this report is set out below.

Shareholdings (as at 25 September 2007)

Substantial Shareholders

The number of shares held by substantial shareholders and their associates are set out below:

	Number of shares	% of issued shares
Mr B L Kiehne	4,245,073	12.17
Mrs V G Kiehne	2,672,162	7.66

Voting rights

Ordinary shares

Refer to note 15 in the financial statements.

Options

There are no voting rights attached to the options.

Convertible Notes

There are no voting rights attached to the·convertible notes.

Distribution of equity security holders

Number of equity securities 31 August 2007

Category	Ordinary shares	Options	Convertible Notes
1 - 1,000	518	-	-
1,001 – 5,000	974	-	-
5,001 – 10,000	392	-	-
10,001 – 100,000	360	-	-
100,001 and above	39	13	11
	2,283	13	11

The number of shareholders holding less than a marketable parcel of ordinary shares is 625.

Securities Exchange

The Company is listed on the Australian Securities Exchange. The Home exchange is Brisbane.

Other information

Occupational & Medical Innovations Limited, incorporated and domiciled in Australia, is a publicly listed Company limited by shares.

On market buy-back

There is no current on market buy-back

Twenty largest shareholders at 25 September 2007

	Number of ordinary shares held	Percentage of total capital held
Mr B L Kiehne	4,245,073	12.17
Mrs V G Kiehne	2,672,162	7.66
Critune Pty Ltd	1,542,992	4.42
CB Nurcombe Engineering Pty Ltd	752,090	2.16
Fang Jun	750,000	2.15
Mr Terry Skene	714,286	2.05
Mr I N McCormack	633,621	1.82
Mrs Huihui Li	551,331	1.58
Mrs Lisha Li	551,331	1.58
Ms M Walker	423,125	1.21
Hambap Pty Ltd <Keith Taske Family A/c>	389,125	1.12
Mrs Sonya Burton	363,700	1.04
Mr L Griffiths	306,084	0.88
LEP Colour Printers Pty Ltd	300,000	0.86
Gannon Pension Fund Pty Ltd	285,714	0.82
Mirtap Family Pty Ltd	285,714	0.82
Mr A G & Mrs AE Maluish <Maluish Superfund A/C.	252,033	0.72
Netstore Nominees Pty Ltd	225,953	0.65
Mr M A Terranova	215,399	0.62
Jenkins Jenkins Super Fund	210,281	0.60
	15,670,014	44.93

Convertible Notes at 25 September 2007

	Number of convertible notes held	Percentage of total notes held
Mr Christopher L Bollam	571,428	22.26

Offices and Officers

Company Secretary

Mr Donald Mackenzie FCA

Principal registered office

Unit 1/12 Booran Drive
Slacks Creek Qld 4127
Telephone: 61 7 3451 7000
Facsimile: 61 7 3209 4765

E mail: info@omiltd.com

Web: www.omiltd.com

Location of Share Registry

The Registrar
Computershare Investor Services Pty Limited
Level 19,
307 Queen Street
Brisbane Qld 4000

GPO Box 2975
Melbourne Vic 3000

Phone:
(Aus) 1300 85 05 05
(Overseas) +61 (0) 3 9415 4000

www.computershare.com.au

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	28-Sep-2007
Time	18:04:10
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 171 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	268,571 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued on conversion of notes on basis of one (1) note to acquire one (1) ordinary share. New shares to rank pari passu with all other issued ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To comply with notice of election to convert notes received
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 September 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
34,890,529	Ordinary
Nil	Notes
Nil	Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,298,572 3,644,286	Convertible notes Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Nil

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 .	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 177 of 188 pages.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 September 2007

Print name: D C Mackenzie
(Director)

== == == ==

+ See chapter 19 for defined terms.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	08-Oct-2007
Time	10:05:02
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Market update

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 179 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

ANNOUNCEMENT TO MARKET

Brisbane, Australia: 8 October 2007

As foreshadowed in the Chairman's Review in the annual report for the year ended 30 June 2007, the Company has now written to option and note holders requesting they consider either exercising and or converting their options and notes. The Company confirms that a positive response will secure approximately AUD $1.2 million, and will supplement working capital.

The Company has asked option and note holders to respond to his request by 19 October 2007 at which time the Company will finalise any necessary further capital raising initiatives which may include one or more of either a share placement to sophisticated investors, a capital raising or a rights issue to all shareholders.

The purpose of the additional funding will be to provide working capital (pending receipt of US syringe sales revenue) to retire any outstanding convertible notes and other debt.

The Company is now able to confirm that, subject to performance as per contract terms, on the minimum committed order volumes in Year 1 of the distribution contract, OMI's topline revenue (anticipated to be received in calendar 2008) will increase by approximately $A 4.8 million of which more than 50% is expected to be received by 30 June 2008.

D C Mackenzie
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
Fax number	0732094765
From	ASX Limited – Company Announcements Office
Date	05-Oct-2007
Time	17:30:32
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 181 of 188 pages.

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

ABN

11 091 192 871

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	602,948 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued in satisfaction of payment of fees totalling USD300,000 to consultants engaged by OMI in export market development activities for retractable syringes in USA and Canada.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, except that 100,458 of the shares issued are held in escrow pending completion of a specified program regarding export market development.
5	Issue price or consideration	$0.575 per share (average 30 day closing price to 20 September 2007)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Payment in satisfaction of fees to consultants engaged by OMI in export market development activities for retractable syringes in USA and Canada
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 October 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	35,623,477 Nil Nil	Ordinary Notes Options

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,298,572 3,514,286	Convertible notes Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Nil

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 October 2007

Print name: D C Mackenzie
(Director)

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 188 of 188 pages.

+ See chapter 19 for defined terms.

END